   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 19, 1997

                                                      REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                        COEUR D'ALENE MINES CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     IDAHO
         (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                   82-0109423
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)

                        400 COEUR D'ALENE MINES BUILDING
                                505 FRONT AVENUE
                           COEUR D'ALENE, IDAHO 83814
                                  208-667-3511
       (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA
               CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               DENNIS E. WHEELER
                             CHAIRMAN OF THE BOARD,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        COEUR D'ALENE MINES CORPORATION
                        400 COEUR D'ALENE MINES BUILDING
                                505 FRONT AVENUE
                           COEUR D'ALENE, IDAHO 83814
                                  208-667-3511
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                    PLEASE SEND COPIES OF COMMUNICATIONS TO:

                              Arthur H. Bill, Esq.
                        Freedman, Levy, Kroll & Simonds
                         1050 Connecticut Avenue, N.W.
                             Washington, D.C. 20036

    Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If the delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                     AMOUNT         PROPOSED MAXIMUM    PROPOSED MAXIMUM     AMOUNT OF
            TITLE OF EACH CLASS OF                   TO BE              OFFERING           AGGREGATE       REGISTRATION
         SECURITIES TO BE REGISTERED               REGISTERED           PRICE(1)       OFFERING PRICE(1)        FEE
-------------------------------------------------------------------------------------------------------------------------
Convertible Subordinated Debentures due
  2005........................................     $143,750,000           100%            $143,750,000      $43,560.61
Common Stock, par value $1.00 per share, and
  Rights to purchase Series A Junior Preferred
  Stock attached thereto......................         (2)                 --                  --              None
=========================================================================================================================

(1) Plus accrued interest. Estimated solely for purpose of determining the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

(2) Plus such indeterminate number of shares of Common Stock and Rights attached thereto as may be issuable upon the possible conversion of the Convertible Subordinated Debentures being registered hereunder.
                            ------------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED NOVEMBER 19, 1997
     PROSPECTUS                  $143,750,000
[COUER D'ALENE MINES LOGO]

                          [COUER D'ALENE MINES LOGO]

              7 1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2005
                   Interest payable April 30 and October 31

                            ------------------------

     This Prospectus relates to $143,750,000 aggregate principal amount of 7 1/4% Convertible Subordinated Debentures due 2005 (the "Debentures") of Coeur d'Alene Mines Corporation ("Coeur" or the "Company"), and the shares of common stock, par value $1.00 per share (the "Common Stock"), of the Company which are issuable from time to time upon conversion of the Debentures. Either the Debentures or Common Stock issued upon conversion may be offered from time to time for the account of holders of Debentures named herein (the "Selling Debentureholders"). The Company will not receive any proceeds from this offering. Prior to this offering, there has not been any public market for the Debentures.

     The Debentures are convertible into 8,237,822 shares of Common Stock on or before October 31, 2005, unless previously redeemed, at a conversion price of $17.45 per share (or approximately 57 shares per $1,000 principal amount of Debentures), subject to adjustment in certain events. On November 18, 1997, the last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape was $8.94 per share. The Common Stock is traded under the symbol "CDE."

     The Debentures are redeemable, in whole or in part, at any time on or after October 31, 2000, at the redemption prices set forth herein plus accrued interest. The Debentures are required to be repurchased at the option of the holder if a Designated Event (as defined herein) occurs, at 100% of the principal amount thereof plus accrued interest. No assurance can be given that the Company will have the financial resources necessary to repurchase the Debentures upon the occurrence of a Designated Event.

     The Debentures are unsecured and subordinate in right of payment to all existing or future Senior Debt (as defined herein) and rank pari passu with the Company's other outstanding convertible debentures. The Debentures are also effectively subordinated to liabilities of the Company's subsidiaries. The Indenture relating to the Debentures does not restrict the incurrence of Senior Debt or other indebtedness by the Company or any subsidiary. See "Description of Debentures."

     See "Risk Factors" for information that should be considered by prospective investors.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Company has been advised by the Selling Debentureholders that the Selling Debentureholders, acting as principals for their own account, directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell all or a portion of the Debentures or shares of Common Stock offered hereby from time to time on terms to be determined at the time of sale. To the extent required, the principal amount of Debentures or the number of shares of Common Stock to be sold, the names of the Selling Debentureholders, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Debentureholders from the sale of Debentures and Common Stock offered by the Selling Debentureholders hereby will be the purchase price of such Debentures or Common Stock less any commissions. See "Plan of Distribution" herein for indemnification arrangements between the Company and the Selling Debentureholders.

     The Selling Debentureholders and any broker-dealers, agents or underwriters that participate with the Selling Debentureholders in the distribution of the Debentures or shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Debentures or shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Debentures were issued by the Company in October 1997 in connection with an offering to "qualified institutional buyers" as defined in Rule 144A under the Securities Act and to certain non-U.S. persons in reliance upon Regulation S under the Securities Act.

               The date of this Prospectus is December   , 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed with the Commission can be inspected and copied at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained by mail from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and such materials may be inspected and copied at the Commission's Web Site (http://www.sec.gov). Such reports, proxy statements and other information also can be inspected at the offices of the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-8641) pursuant to Section 12 or 13 of the Exchange Act are hereby incorporated by reference in this Prospectus:

          1. Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Form 10-K").

          2. Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1997 (the "Forms 10-Q").

          3. Current Report on Form 8-K filed on October 16, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debentures hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the respective dates of filing of such documents.

     Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or such Registration Statement.

     The Company will provide without charge to each person, including a beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to William F. Boyd, Esq., Secretary, Coeur d'Alene Mines Corporation, 400 Coeur d'Alene Mines Building, 505 Front Avenue, Coeur d'Alene, Idaho 83814, telephone number (208) 667-3511.

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the detailed information and financial statements (including the notes thereto) incorporated by reference in this Prospectus.

                                  THE COMPANY

     OVERVIEW. Coeur d'Alene Mines Corporation ("Coeur" or the "Company") is an international silver and gold producer engaged in the exploration, development and operation of silver and gold mining properties and businesses primarily located in the western United States, New Zealand, Chile and Western Australia. Coeur has the highest amounts of silver production and silver reserves of any primary silver producer located in the United States and certain of the silver mines in which it has an interest are the lowest cost of production primary silver mines in the United States.

     Coeur has grown from a small domestic silver producer into an international silver and gold producer through a focused strategy of acquiring and developing producing or near-producing silver and gold properties as well as exploration properties. Coeur's total assets have grown from $100.7 million at the end of 1986 to $560 million on September 30, 1997. Total production has increased from approximately 6.3 million ounces of silver and 57,000 ounces of gold in 1992 to approximately 9.5 million ounces of silver and 214,000 ounces of gold in 1996. Production continued to increase in the first nine months of 1997 to approximately 8.2 million ounces of silver and 213,209 ounces of gold, compared to approximately 6.7 million ounces of silver and 145,604 ounces of gold during the first nine months of 1996.

     The Company actively explores for silver and gold on its existing properties and elsewhere in the world. Mining exploration expenses for the nine months ended September 30, 1997 were approximately $6.4 million, an increase of approximately 23% over the first nine months of 1996. Total exploration expenses for 1997 are expected to approximate $7.6 million compared to $7.7 million in 1996.

     BUSINESS STRATEGY. The Company's business strategy is to capitalize on its strong reserves and the expertise of its management to become a leading precious metals company via long-term, profitable growth. The principal elements of the Company's business strategy are as follows: (i) improve operating cost and production profiles at Coeur's existing silver and gold mining operations; (ii) increase the Company's low-cost silver production and reserves in order to remain the nation's largest silver producer and one of the world's largest primary silver producers; (iii) continue increasing the Company's gold production and reserves in order to continue to provide its shareholders with an interest in both metals, while lowering its cost of gold production; (iv) opportunistically acquire operating mines and exploration and development properties with a view to reducing the Company's operating and production costs and expanding its production and reserves; (v) continue to explore for new silver and/or gold assets primarily in North and South America, Mexico, and Australia as well as at existing mine sites; (vi) focus on opportunities which provide strong future exploration potential and immediate or near-term prospects for low-cost silver and/or gold production; and (vii) preserve the Company's financial ability to weather the industry's intrinsic cyclical nature and to execute its strategic objectives.

     PRINCIPAL MINING PROPERTIES. The Company's most significant mining properties are:

     - The Rochester Mine ("Rochester"), a silver and gold surface mining operation located in northwestern Nevada. Rochester is 100% owned and operated by Coeur and is the largest primary silver mine in the United States. Silver and gold production in 1997 are expected to approximate
       6.1 million ounces and 84,000 ounces, respectively.

     - A 50% interest in Silver Valley Resources Corporation ("Silver Valley Resources"), which owns and operates several mining properties in the Coeur d'Alene Mining District of northern Idaho, including the Coeur and Galena underground silver mines, which are historically among the largest and lowest cost of production silver mines in the United States. Operations at the Coeur Mine and the Galena Mine, which were suspended in April 1991 and July 1992, respectively, due to low silver prices, resumed in June 1996 and May 1997, respectively. Production attributable to Coeur's 50% interest in Silver Valley Resources is estimated at approximately 1.8 million ounces of silver for 1997.

     - The 100% owned Fachinal open pit and underground gold and silver mine ("Fachinal Mine") in Chile, which the Company developed and constructed on schedule and under budget in October 1995, following its acquisition of the property in 1990. The Fachinal Mine is expected to produce approximately 2.6 million ounces of silver and 34,000 ounces of gold in 1997.

     - The El Bronce underground gold and silver mine in Chile ("El Bronce Mine"), in which the Company acquired a 51% operating interest in October 1994 and increased to 100% ownership in September 1996. Coeur is evaluating its option to purchase the Boton de Oro gold mine, which is adjacent to the El Bronce Mine and where Coeur is engaged in limited gold production and underground exploration. The El Bronce Mine is expected to produce approximately 122,000 ounces of silver and 55,000 ounces of gold in 1997.

     - A 25% interest in the Yilgarn Star Mine, a gold mine in Western Australia, through a 50% ownership interest in Gasgoyne Gold Mines NL ("Gasgoyne") acquired in May 1996 and May 1997. The net gold production attributable to Coeur's interest in the Yilgarn Star Mine is expected to be approximately 41,000 ounces of gold in 1997.

     - The Kensington property ("Kensington"), located north of Juneau, Alaska, in which Coeur increased its participation from 50% to 100% in July 1995 and in which Coeur has invested a total of $118 million with a view to developing the property into an underground gold mine. A production decision at Kensington is subject to a realized price of gold through spot or forward sales of at least $400 per ounce and the receipt of required key permits. The U.S. Forest Service issued a supplemental Environmental Impact Statement for Kensington on August 15, 1997, the City and Borough of Juneau issued a Large Mine Permit for the project on November 4, 1997, and the Company anticipates that it will receive the remaining key permits by the end of 1997.

     - The Golden Cross underground and surface gold mine in New Zealand, which is 80% owned and operated by Coeur and is planned to be closed toward the end of 1997 or early 1998. Estimated production in 1997, which will be the mine's final year of production, is expected to be approximately 80,000 ounces of gold and 284,000 ounces of silver.

     PRINCIPAL EXPLORATION PROJECTS. Coeur is conducting substantial silver and gold exploratory activities. The Fachinal Mine reserve base and production is expected to be enhanced by exploratory drilling in the Fachinal Mine area and at the Furioso project in southern Chile. Exploratory activities to expand ore reserves and production are underway at the El Bronce Mine and at the Boton de Oro project in central Chile. Silver Valley Resources is engaged in silver exploration projects at Vein 123 of the Galena Mine, at the Coeur Mine and adjacent Caladay project and at the adjoining leased Sterling Mining Company, Placer Creek Mining Company, Silver Buckle Mines, Inc. and American Silver Mining Company properties in the Coeur d'Alene Mining District, which historically has been one of the largest silver producing regions in the world. Activities at the Galena Mine during 1997 have revealed a previously undiscovered vein known as the 123 Vein. Gasgoyne is conducting exploratory activities in Western Australia.

     Coeur's most significant other exploration activities are being conducted at (i) the Groete Creek property, a low-grade gold, potential bulk volume mining property located near Georgetown, Guyana, 75% of which Coeur has the option to purchase; (ii) the KM 66 property in the State of Durango, Mexico, which has low-grade silver, bulk tonnage open pit mining potential, and which Coeur has the option to purchase in its entirety; and (iii) several other gold and silver exploration projects located throughout Chile, the more important of which is the Puchuldiza gold project in northern Chile. No assurance can be given that the Company's exploration projects will yield mineable ore reserves.

                                 THE DEBENTURES

Securities Offered.........  $143,750,000 principal amount of 7 1/4% Convertible
                             Subordinated Debentures due 2005.

Maturity Date..............  October 31, 2005.

Interest Payment Dates.....  April 30 and October 31, commencing April 30, 1998.

Conversion.................  Convertible into Common Stock on or before October
                             31, 2005, unless previously redeemed, at a conversion price of $17.45 per share, subject to adjustment in certain events.

Optional Redemption........  Redeemable at the option of the Company, in whole or in part at any time on or after October 31, 2000 at the redemption prices set forth herein plus accrued interest. See "Description of
                             Debentures -- Optional Redemption of Debentures."

Repurchase at Option of
Holder Upon Occurrence of a
  Designated Event.........  The Debentures are required to be repurchased at
                             100% of their principal amount at the option of the holder, if a Designated Event (as defined herein) occurs. See "Description of
                             Debentures -- Repurchase at Option of Holder Upon Occurrence of a Designated Event."

Subordination..............  The Debentures are subordinated to all Senior Debt
                             (as defined herein), which was approximately $9.2 million at October 31, 1997. The Debentures are also effectively subordinated to liabilities of the Company's subsidiaries. The Indenture will not restrict the incurrence of Senior Debt or other indebtedness by the Company or any subsidiary.

                 SUMMARY FINANCIAL, OPERATING AND RESERVE DATA

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                        ---------------------------------------------------    -------------------
                                         1992       1993       1994      1995(6)     1996       1996      1997(7)
                                        -------    -------    -------    -------    -------    -------    --------
INCOME STATEMENT DATA:
Income:
Sale of concentrates and dore........   $41,414    $67,990    $79,606    $89,239    $92,731    $62,920    $ 96,757
Less cost of mine operations.........    37,829     59,804     67,802     72,210     83,283     56,622     103,258
                                        -------    -------    -------    -------    -------    -------    --------
Gross profit (loss)..................     3,585      8,186     11,804     17,029      9,448      6,298      (6,501)
Other income.........................     4,812      5,388     12,587      9,504     13,159      9,158      20,427
                                        -------    -------    -------    -------    -------    -------    --------
Total income.........................     8,397     13,574     24,391     26,533     22,607     15,456      13,926
Other expenses.......................    14,118     31,548     29,392     27,591     23,946     17,069      22,193
Writedown of mining properties(1)....        --         --         --         --    (54,415)   (54,415)         --
Loss from continuing operations......    (1,488)   (14,042)    (4,736)    (1,258)   (54,570)   (54,870)     (8,265)
Income (loss) before cumulative
  effect of change in accounting
  method(2)..........................      (759)   (13,290)    (3,943)     1,154    (54,570)   (54,870)     (8,265)
Cumulative effect of change in
  accounting method(3)...............        --      5,181         --         --         --         --          --
Net income (loss)....................      (759)    (8,109)    (3,943)     1,154    (54,570)   (54,870)     (8,265)
Net income (loss) attributable to
  common shareholders................      (759)    (8,109)    (3,943)     1,154    (62,967)   (60,634)    (16,164)
Income (loss) per share before
  cumulative effect of change in
  accounting method..................     (0.05)     (0.87)     (0.26)      0.07      (2.54)     (2.57)      (0.38)
Net income (loss) per share(4).......     (0.05)     (0.53)     (0.26)      0.07      (2.54)     (2.57)      (0.38)
Net income (loss) attributable to
  common shareholders................     (0.05)     (0.53)     (0.26)     (0.07)     (2.93)     (2.84)      (0.74)
Ratio of earnings to fixed
  charges(5).........................        --         --         --         --         --         --          --

                                                               DECEMBER 31,
                                         --------------------------------------------------------    SEPTEMBER 30,
                                           1992        1993        1994        1995        1996          1997
                                         --------    --------    --------    --------    --------    -------------
BALANCE SHEET DATA:
Total assets..........................   $324,878    $325,249    $412,361    $445,646    $580,330      $ 560,113
Working capital.......................    179,370     104,883     170,087     105,597     179,626        128,182
Cash, equivalents and short-term
  investments.........................    155,796     844,899     142,189      79,562     167,627        122,532
Long-term liabilities.................    134,427     133,241     234,009     184,789     202,566        193,475
Shareholders' equity..................    180,991     170,849     160,292     239,832     346,198        329,107

                                                                                                NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                        ----------------------------------------------------    ------------------
                                         1992       1993       1994        1995       1996       1996       1997
                                        -------    -------    -------    --------    -------    -------    -------
CASH FLOW DATA:
Net cash provided by (used in)
  operating activities...............   $(3,007)   $ 4,202    $ 7,898    $ 20,915    $ 7,784    $(1,567)   $ 9,604
Capital expenditures.................    21,547     16,015     34,745     108,432     62,297     36,614     24,056

PRODUCTION DATA(8)
  (In ounces)

                                                                                                NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                             SEPTEMBER 30,
                           -------------------------------------------------------------    -------------------------
                             1992         1993         1994         1995         1996         1996            1997
                           ---------    ---------    ---------    ---------    ---------    ---------       ---------
SILVER
Rochester Mine..........   5,431,369    5,943,894    5,937,770    6,481,825    6,251,180    4,483,700       5,023,757
Golden Cross Mine.......          --      175,325      222,246      286,216      205,070      150,578         216,919
El Bronce Mine..........          --           --       20,199       72,537       76,145       48,175          73,803
Fachinal Mine(9)........          --           --           --      334,816    2,154,347    1,564,261       1,581,125
Coeur Mine(10)..........          --           --           --           --      833,267      486,049         925,908
Galena Mine(10).........     822,904           --           --           --           --           --         370,420
                           ---------    ---------    ---------    ---------    ---------    ---------       ---------
                           6,254,273    6,119,219    6,180,215    7,175,394    9,520,009    6,732,763       8,191,932
GOLD
Rochester Mine..........      56,562       66,412       56,886       59,307       74,293       51,659          65,398
Golden Cross Mine.......          --       56,898       67,400       83,058       64,365       46,441          61,804
El Bronce Mine..........          --           --        4,953       22,034       35,676       22,496          36,398
Fachinal Mine(9)........          --           --           --        3,586       25,064       16,871          23,417
Galena Mine(10).........          76           --           --           --           --           --              --
Yilgarn Star Mine.......          --           --           --           --       14,732        8,137          26,192
                           ---------    ---------    ---------    ---------    ---------    ---------       ---------
                              56,638      123,310      129,239      167,985      214,130      145,604         213,209

OTHER PRODUCTION DATA

                                                         YEAR ENDED DECEMBER 31, 1996
                      ---------------------------------------------------------------------------------------------------
                                       SILVER ORE   GOLD ORE GRADE (OZ/TON)    METAL RECOVERY %    OPERATING COST ($/OZ)
                      ORE PROCESSED/     GRADE      -----------------------   ------------------   ----------------------
                          MILLED        (OZ/TON)    OPEN PIT    UNDERGROUND   SILVER       GOLD    CASH(12)        FULL
                      --------------   ----------   --------    -----------   ------       -----   --------      --------
Rochester Mine......     8,127,691        1.181       0.010           --       65.11%      93.38%  $  3.71       $   4.25
Golden Cross Mine...       827,642        0.444       0.056        0.178       55.79       87.02    365.79         407.78
El Bronce Mine......       229,735        0.394          --        0.168       84.25       92.94    259.43         337.06
Fachinal Mine(9)....       591,074        4.292       0.048           --       84.93       87.58       (10)          (10)
Coeur Mine(10)......        39,034       21.810          --           --       97.88          --      2.46           3.25
Yilgarn Star Mine...        90,823           --          --        0.179          --        95.1    214.92         261.99

RESERVE DATA
  (In ounces)

                                                                 TOTAL NET CONTAINED OUNCES OF ESTIMATED
                                                                    PROVEN AND PROBABLE RESERVES(12)
                                                                         (AMOUNTS IN THOUSANDS)
                                                                 ---------------------------------------

                           PROPERTY                                    GOLD                    SILVER
---------------------------------------------------------------        -----                   -------
Rochester Mine.................................................          696                    80,554
Golden Cross Mine..............................................           80                       284
El Bronce Mine.................................................          224                       577
Fachinal Mine..................................................          251                    10,169
Kensington Property............................................        1,896                        --
Coeur Mine.....................................................           --                     2,319
Galena Mine....................................................           --                    14,453
Yilgarn Star Mine..............................................          225                        --
                                                                       -----                   -------
    Total......................................................        3,372                   108,356

---------------

 (1) In July 1996, the Company wrote off its $53 million interest in the Golden Cross Mine and the nearby Waihi East property in New Zealand, which included accrual of the estimated future closure and remediation costs and the entire carrying value of the Company's 80% interest in the property, as well as $1.2 million relating to its Faride property in Chile.

 (2) In May 1995, the Company sold the non-mining assets of Callahan Mining Company which consisted primarily of its flexible hose and tubing division, The Flexaust Company, and shares of a related subsidiary for approximately $10.0 million payable in cash, of which approximately $4 million was paid at the time of closing with the balance payable over the following five years. The results of operations and the gain on sale of the Flexaust manufacturing segment are not reflected in the results from continuing operations. The Company recorded income from discontinued operations of $2.4 million in 1995.

 (3) See note (3) of the notes to the "Selected Consolidated Financial Data."

 (4) Earnings per share are calculated based on the weighted average number of common shares outstanding and those Common Stock equivalents that are deemed to be dilutive. The 6% Convertible Subordinated Debentures due 2002 are considered to be Common Stock equivalents. Accordingly, such debentures are assumed to be converted, and interest expense on such debentures, net of tax expense, has been considered in the computation of earnings per share, except in those instances where the effects of conversion would be antidilutive.

 (5) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges, and fixed charges consist of interest and that portion of rent deemed representative of interest. Earnings were insufficient to cover fixed charges in the following amounts: $8.7 million in 1992, $21.9 million in 1993, $9.2 million in 1994, $8.3 million in 1995, $64.1 million in 1996, $63.2 million in the nine months ended September 30, 1996 and $11.3 million in the nine months ended September 30, 1997.

 (6) Included in the results of operations for the year ended December 31, 1995 are (i) a gain of $4.4 million (included in other income) from the sale of gold and silver purchased in the open market which was in turn delivered pursuant to fixed price forward contracts during the year; and (ii) $2.4 million of income from discontinued operations (including the $2.2 million after-tax gain from the related sale of certain non-mining assets in May
     1995) during the year.

 (7) Included in the results of operations for the nine months ended September 30, 1997 are (i) the receipt of $8.0 million of insurance proceeds for business interruption and property damage at the Golden Cross Mine and (ii) a gain of $5.3 million arising from the sale of gold purchased in the open market which was delivered pursuant to fixed price forward contracts in the first quarter of 1997.

 (8) Production figures are those attributable to the Company's ownership interest. Production data includes (i) production for the Golden Cross Mine since April 1993 when the Company acquired an 80% interest in that mine;
     (ii) 51% of production for the El Bronce Mine from October 1994 through August 1996 and 100% of production in and subsequent to September 1996;
     (iii) production for the Fachinal Mine since October 1995 when initial production commenced on a limited basis; (iv) 50% of production for the Coeur Mine since June 1996 when production was resumed at that mine; (v) 50% of production for the Galena Mine since May 1997 when production was resumed at that mine; and (vi) 17.5% (i.e., 35% of one-half) from May 1996 to May 1997 and 25% (i.e., 50% of one-half) in June 1997 of production for the Yilgarn Star Mine.

 (9) The Fachinal Mine was classified as a development stage property during 1995 and 1996. Operating costs, net of production revenues, were capitalized. The property was classified as an operating property for financial reporting purposes on January 1, 1997.

(10) Operations at the Coeur and Galena Mines were suspended in April 1991 and July 1992, respectively, due to then prevailing silver prices and those mines were placed on a care and maintenance basis to conserve ore reserves. Silver Valley Resources resumed operations at the Coeur Mine in June 1996 and plans to continue to mine existing ore reserves there until early 1999. Silver Valley Resources is exploring the Coeur Mine in an attempt to discover additional ore reserves in order to lengthen the mine life. Operations at the Galena Mine resumed in May 1997.

(11) Excludes smelting and refining costs.

(12) Estimated reserve figures are for proven and probable reserves which do not reflect loss of metal in the metallurgical process. The Company's net share of silver and gold ounces reflect its interest in each mine or property. Estimates are as of December 31, 1996, except with respect to the Yilgarn Star Mine, which data is as of April 27, 1997. In the case of the Rochester Mine, El Bronce Mine, Fachinal Mine and the Kensington Property, the reserve estimates were verified by independent consulting geologists or mining engineers. The Golden Cross Mine data is based on estimated production during the year ended December 31, 1997, as closure of the mine is expected during the last quarter of 1997 or the first quarter of 1998. The Galena Mine and Coeur Mine reserve figures are based on the estimates of Silver Valley Resources, of which the Company owns 50%. The Yilgarn Star ore reserve data is based on the estimates of the operator. Based on experience and certain metallurgical testing, the Company estimates recovery rates are 55% of the silver and 85% of the gold contained within the ore mined at the Rochester Mine, 87% of the gold and 54% of the silver at the Golden Cross Mine, 84% of the silver and 93% of the gold at the El Bronce Mine and 90% of the gold and 89% of the silver at the Fachinal Mine, 97% of the silver at the Coeur and Galena Mines and 95% of the gold at the Yilgarn Star Mine; and based on metallurgical testing, the estimated recovery rate at the Company's Kensington development property is 96% of the gold. The prices used in preparing the above estimated ore reserves range from $5.00 to $6.00 per ounce for silver and from $375 to $410 per ounce for gold. The market prices of silver (as reported by Handy & Harmon) and gold (London final) on November 17, 1997 were $5.09 and $304.10, respectively. Use of significantly lower silver and gold prices in the ore reserve estimation could materially reduce such reserve estimates. The above ore reserve data does not include Coeur's share (based on its current ownership interest) of the following additional mineralized material at December 31, 1996, which material does not qualify as ore reserves:

                                                                             GOLD       SILVER
                                                              TONS          GRADE       GRADE
                                                         (IN THOUSANDS)    (OZ/TON)    (OZ/TON)
                                                         --------------    --------    --------
        Rochester Mine................................        9,941          0.007        1.11
        El Bronce Mine................................        1,269           0.34         0.8
        Fachinal Mine.................................        1,582           0.08        4.59
        Kensington Property...........................        9,050           0.12          --
        Coeur Mine....................................           83             --       14.42
        Galena Mine...................................          394             --        8.43
        Yilgarn Star Mine.............................        1,596           0.13          --

                                  RISK FACTORS

     Investors should carefully review the factors set forth below as well as the other information included or incorporated by reference in this Prospectus. The forward-looking statements dealing with future mining production and operations, ore reserves and capital expenditure and exploration expense levels contained or incorporated by reference in this Prospectus, and particularly those involving estimates of 1997 silver and gold production, are expressly qualified by the following cautionary statements. Each of the important factors summarized below could cause actual production and operating results to materially differ from those presented in the forward-looking statements.

CURRENTLY LOW MARKET PRICES OF SILVER AND GOLD

     The market price of gold has declined to levels that are the lowest since 1985. The average market price of silver to date in 1997 is lower than the annual average market prices experienced since 1993. The market prices of silver (London final) and gold (as reported by Handy & Harmon) on November 18, 1997 were $5.09 per ounce and $304.10 per ounce, respectively. The average market price of silver declined from $5.19 per ounce in 1995 and $5.18 per ounce in 1996 to $4.53 per ounce in the quarter ended September 30, 1997. The average market price of gold declined from $384.16 per ounce in 1995 and $387.70 per ounce in 1996 to $323.65 per ounce in the quarter ended September 30, 1997. Overall world stability and declining inflation has resulted in a decrease in the market price of gold. Furthermore, in recent years the central banks of several countries and such multilateral organizations as the European Monetary Institute and the International Monetary Fund have sold portions of gold held by them as reserves and may sell additional amounts of gold in the future, which could result in further declines in the market price of gold. If the currently depressed levels of gold prices continue, the Company will need to reduce production costs and/or expand minable ore reserves at the Fachinal and El Bronce Mines to operate the mines profitably. Furthermore, in the event of the continuation of such depressed price levels, the Company may elect to place such mines on temporary standby and halt production there to conserve ore reserves until gold prices increase. Furthermore, under certain circumstances asset write-downs could be required. See "Possible Write-Downs Pursuant to Statement of Financial Accounting Standards No. 121" below.

DEPENDENCE UPON SILVER AND GOLD PRICES

     The results of the Company's operations and the market price of its Common Stock are significantly affected by the market prices of silver and gold. Those prices historically have fluctuated widely and are affected by many factors beyond the Company's control, including interest rates, expectations regarding inflation, currency values, global and regional political and economic conditions and other factors. The suspension of mining operations at the Coeur and Galena Mines in April 1991 and July 1992, respectively, during which months the average price of silver was $3.97 and $3.95 per ounce, respectively, was attributable to declining silver prices. The Company's decision to place its Kensington Property into commercial production will be subject, among other things, to there being a price of gold realized (through spot or forward sales) of at least $400 per ounce. As stated above, the market prices of silver and gold on November 18, 1997 were $5.09 per ounce and $304.10 per ounce, respectively. No assurance can be given regarding market prices of silver and gold in the future.

PAST LOSSES AND ABSENCE OF EARNINGS TO SATISFY FIXED CHARGES

     For the nine months ended September 30, 1997, two of the Company's principal operating properties did not operate profitably. The Company reported net losses for 1996 and the first nine months of 1997 and each of the five years prior to 1995. In addition to depressed silver and gold market prices, significantly contributing to those net losses were (i) the Company's deliberate pursuit of a corporate policy of growth through the acquisition of mining companies and properties and the financing of such growth to a significant extent by incurring indebtedness and (ii) the Company's write-off of $53.0 million relating to its interests in the Golden Cross Mine and nearby Waihi East property in New Zealand in July 1996. Annual interest expense, which prior to 1993 was less than $2 million, rose to $5.4 million in 1993, $11.4 million in 1994 and $9.7 million in 1995. As a result of the Company's call for redemption of its 7% Convertible Subordinated Debentures due

2002 in December 1995, the Company's interest expenses in 1996 and the first nine months of 1997 were reduced to $3.6 million and $6.3 million, respectively. In the future, the Company's interest expenses will be increased as a result of its issuance of $143.75 million of the Debentures in October 1997 and reduced as a result of its repayment on October 31, 1997 of $42.9 million principal amount of bank indebtedness incurred in connection with construction of the Fachinal Mine and the investment in Gasgoyne.

     As a result of the losses discussed above, the Company has not achieved earnings adequate to satisfy fixed charges (i.e., interest, preferred stock dividends plus that portion of rent deemed representative of interest) in each of the last five years and in the nine months ended September 30, 1997. The amounts by which earnings were inadequate to cover fixed charges were approximately $18.7 million in 1991, $8.7 million in 1992, $21.9 million in 1993, $9.2 million in 1994, $8.3 million in 1995, $64.1 million in 1996, $63.2 million in the nine months ended September 30, 1996, and $11.3 million in the nine months ended September 30, 1997. Interest payable to holders of Debentures through their maturity on October 31, 2005 will initially approximate $10.4 million per year, subject to reduction to the extent that Debentures are earlier converted or redeemed. Other outstanding securities requiring the payment of fixed charges include (i) 7,077,833 shares of Mandatory Adjustable Redeemable Convertible Securities (the "MARCS") requiring the quarterly payment of approximately $10.5 million of annual dividends per year through March 15, 2000, when those shares mandatorily convert into Common Stock; (ii) $49.8 million principal amount of the Company's 6% Convertible Debentures due 2002 (the "6% Debentures") requiring the semi-annual payment of approximately $3.0 million of interest per year; and (iii) $95 million principal amount of the Company's
6 3/8% Convertible Subordinated Debentures due 2004 (the "6 3/8% Debentures") requiring the semi-annual payment of approximately $6.1 million of interest per year. Prior to the mandatory conversion of the MARCS on March 15, 2000, the MARCS are convertible at the option of the holder into Common Stock at a conversion price of $25.713 per share. The 6% Debentures and 6 3/8% Debentures are convertible prior to their maturity at conversion prices of $25.57 and $25.77 per share, respectively.

     The Company expects to satisfy its fixed charges, dividends on shares of MARCS and other expense obligations in the future from cash flow from operations and, in the event that cash flow from operations is insufficient, from working capital, which amounted to approximately $128.2 million at September 30, 1997 and, if necessary, the sale of assets. The Company's net cash provided by operating activities for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997 was approximately $20.9 million, $7.8 million and $9.6 million, respectively. The availability of future cash flow from operations or working capital to fund the payment of interest on the Debentures and other fixed charges will be dependent upon numerous factors, including the Company's results of operations, silver and gold prices, levels of production and costs of production at the Company's mining properties, the amount of the Company's capital expenditures and expenditures for acquisitions, developmental and exploratory activities, and the extent to which the Debentures, the shares of MARCS or the Company's outstanding 6 3/8% Debentures and 6% Debentures are converted or redeemed.

UNCERTAINTY OF ORE RESERVE ESTIMATES

     Although the Company has established criteria for reporting ore reserves in conformity with standards of the Commission, there are numerous uncertainties inherent in the estimation of ore reserves, including many geological and economic factors beyond the Company's control. Reserve estimation is a necessarily imprecise and subjective process and the accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation, judgment and experience. Assumptions about silver and gold market prices are subject to great uncertainty and such prices have fluctuated widely in the past. Declines in the market prices of silver or gold may render reserves containing relatively lower grades of ore uneconomic to exploit. Should the Company encounter mineralization or geologic formations at any of its mines or projects different from those predicted by drilling, sampling and similar examinations, reserve estimates may be adjusted and mining plans may be altered. Such adjustments and alterations might adversely affect the Company's actual production and operating results. Furthermore, if the prices realized by the Company for the silver and gold it produces were to decline substantially below the prices at which ore reserves were calculated for a sustained period of time, the Company could experience reductions in reserves and asset write-downs. Under such circumstances, the Company could discontinue the development of a project or mining at one or more of its properties. Ore reserves at mining properties operated by the Company are the subject of verification by independent consulting geologists or mining engineers. Ore reserves at mining properties operated by other companies in which Coeur has an ownership interest are prepared by such other companies, reviewed by the Company and may not be subject to such independent verification.

     Silver and gold reserves at mining properties owned by the Company or in which it has an ownership interest were calculated at December 31, 1996, except that Yilgarn Star reserve data is as of April 27, 1997. Ore reserve determinations are based upon varying prices ranging from $5.00 to $6.00 per ounce for silver and from $375 to $410 per ounce of gold. Recently, silver and gold prices have been significantly below those levels and prolonged declines in such market prices could render ore reserves containing relatively lower grades of silver and gold mineralization uneconomic to exploit and could materially reduce the Company's mineable reserves. Should such reduction occur, material write-downs of the Company's investment in mining properties might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow.

POSSIBLE WRITE-DOWNS PURSUANT TO STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121") entitled "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 was effective for periods beginning after December 15, 1995, and established new accounting standards for, among other things, the impairment of the value of tangible long-lived assets. SFAS No. 121 requires a company to review the recoverability of its assets by estimating the future undiscounted cash flow expected to result from the use and eventual disposition of the asset.

     In July 1996, as a result of deep-seated ground movement under the Golden Cross Mine tailings impoundment area, the Company determined that its Golden Cross Mine asset had been impaired and that because the undiscounted cash flow from the project was estimated to be less than the project's carrying value, it would be necessary under SFAS No. 121 to effect a $53 million write-off of the asset.

     While the Company does not believe that any of its other properties presently requires a write-down pursuant to SFAS No. 121, a continuation of the currently depressed levels of silver and gold market prices for a period of time and/or a failure to reduce production costs or expand mineable ore reserves at the Company's mining properties, particularly in the case of the Fachinal and El Bronce Mines and the Kensington Property, could result in the need for the Company to effect further asset write-downs pursuant to SFAS No. 121.

CASH FLOW; HOLDING COMPANY STRUCTURE

     The Company does not currently generate sufficient cash flow from operating activities to cover its interest obligations under presently outstanding debt instruments. Assuming a continuation of the current low levels of precious metals prices, the Company anticipates that it will not generate sufficient cash flow to cover the interest obligation on outstanding debt instruments in the future, including the Debentures. In the future, the ability of the Company to pay interest accruing on and the principal amount of the Debentures will be dependent upon the success of the Company's operations and the operations of properties or businesses which may hereafter be acquired by the Company, as to which there can be no assurance. In the event the Company's cash flow from operating activities is not sufficient to fund its interest obligations, the Company will rely upon working capital or the sale of assets to cover such payments. In addition, the Company's operating assets are presently in subsidiaries and it is expected that any businesses acquired will be operated through subsidiaries. The payment of interest on and principal amount of the Debentures will be effectively subordinated to all liabilities of the Company's subsidiaries. The Debentures are also expressly subordinated in the right of payment to all Senior Debt (as defined herein) of the Company.

RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS

     An important element of the Company's business strategy is the Company's opportunistic acquisition of silver and gold mines, properties and businesses. There can be no assurance that mining properties acquired by the Company can be developed profitably, or if profitable when acquired, that profitability can be sustained. See "Past Losses and Absence of Earnings to Satisfy Fixed Charges" above. In connection with future acquisitions, the Company may incur indebtedness or issue equity securities, resulting in dilution of the percentage ownership of existing shareholders. The Company intends to seek shareholder approval for any such acquisitions only to the extent required by applicable law, regulations or stock exchange rules.

RISKS AND COSTS ASSOCIATED WITH THE COMPANY'S EXPLORATION AND DEVELOPMENT ACTIVITIES

     Mineral exploration, particularly for silver and gold, involves many risks and frequently is nonproductive. Once mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of any project may change. Substantial developmental expenditures are required to establish ore reserves, extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.

     The Company expended approximately $54.4 million and $32.0 million (excluding capitalized interest) in the years ended December 31, 1995 and 1996, respectively, in connection with the exploration and development of its mining properties. Furthermore, the Company plans to expend approximately $21.2 million (excluding capitalized interest) in connection with exploration and other developmental activities during 1997. In the event the Kensington Property is placed into commercial production, the Company estimates that approximately $197 million of capital expenditures would be required over an approximate 18-month period to construct the mine facilities.

RISKS ASSOCIATED WITH THE COMPANY'S MINING ACTIVITIES

     Following the commencement of production, the mining business continues to be subject to risks and hazards, including quantity of production, quality of the ore, environmental hazards, industrial accidents, encountering unusual or unexpected formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Examples of such risks include the ground movement discovered at the Golden Cross Mine tailings impoundment area, requiring a $53.0 million write-off in 1996 and earlier-than-planned closure of that mine, and the recent flooding that required the two-week closure of the El Bronce Mine. Moreover, remedial environmental activity at the Golden Cross Mine required payments of $12.1 million in 1996 and are estimated to require an additional $5.1 million in 1997, and additional estimated costs associated with the closure of the mine are expected to approximate $5.7 million (net of salvage revenues), all of which have been accrued. The occurrence of events caused by the above risks and hazards could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, reduced production and delays in mining, asset write-downs, monetary losses and possible legal liability. Insurance fully covering certain environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry. The Company has been recognized in recent years for its commitment to environmental responsibility.

POSSIBLE DECLINES IN FUTURE PRODUCTION

     The Company expects that future silver and gold production derived from the mining of existing reserves at existing mines will decline as a result of the exhaustion of reserves and possible closure of mines. The Company expects that production from its existing mines will be less in 1998 than in 1997. It has been and will continue to be the Company's business strategy to conduct silver and gold exploratory activities at its existing mining and exploratory properties as well as at new exploratory projects, and to acquire silver and gold mining properties and/or businesses that possess mineable ore reserves and are expected to become operational in the near future. No assurance, however, can be given that the Company's silver and gold production will not decline in the future.

GOVERNMENT REGULATION

     General. The Company's mining activities are subject to extensive federal, state and local laws governing the protection of the environment, prospecting, development, production, taxes, labor standards, occupational health, mine safety, toxic substances and other matters. Although such regulations have never required the Company to close any mine and the Company is not presently subject to any material administrative proceedings relating to such matters, the costs associated with compliance with such regulatory requirements are substantial and possible future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards and regulations which may entail significant costs and delays. Although Coeur has been recognized for its commitment to environmental responsibility and believes it is in substantial compliance with applicable laws and regulations, amendments to current laws and regulations, the more stringent implementation thereof through judicial review or administrative action or the adoption of new laws could have a materially adverse effect upon the Company. The Company expended approximately $2.9 million and $3.1 million in connection with routine compliance activities at its operating properties in 1995 and 1996, respectively, and expects to expend a total of approximately $5.6 million for that purpose in 1997. The Company expended approximately $12.1 million in connection with its ground remediation activities at the Golden Cross Mine in 1996 and expects additional remediation costs at that mine to approximate $5.1 million in 1997. Although the Company believes that estimated additional costs associated with the closure of the Golden Cross Mine will approximate $5.7 million, net of salvage revenues, approval by the appropriate New Zealand regulatory authorities of the proposed plan of closure has not been obtained and no assurance can be given that actual costs required to be incurred in connection with the closure will not exceed that amount. The Company had expended a total of approximately $10.6 million on environmental and permitting activities at the Kensington Property through December 31, 1996, and expects to expend a total of approximately $3.1 million for that purpose in 1997.

     EPA Regulations. Mining wastes are currently exempt to a limited extent from the extensive set of Environmental Protection Agency ("EPA") regulations governing hazardous waste. The EPA plans to develop a program to regulate mining waste pursuant to its solid waste management authority under the Resource Conservation and Recovery Act ("RCRA"). Certain processing and other wastes are currently regulated as hazardous wastes by the EPA under RCRA. The EPA is studying how mine wastes from extraction and beneficiation should be managed and regulated. If the Company's mine wastes were treated as hazardous waste or such wastes resulted in the mine facility being designated as a "Superfund" site under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") for cleanup, material expenditures would be required for the construction of additional waste disposal facilities or for other remediation expenditures. Under CERCLA, any owner or operator of a Superfund site since the time of its contamination generally may be held liable and may be forced to undertake remedial cleanup action or to pay for the government's cleanup efforts. Additional regulations or requirements may also be imposed upon the Company's tailings and waste disposal in Idaho and Alaska under the federal Clean Water Act ("CWA") and in Nevada under the Nevada Water Pollution Control Law which implements the CWA. Air emissions are subject to controls under Nevada's, Idaho's and Alaska's air pollution statutes implementing the Clean Air Act.

     Natural Resources Laws. The Company is subject to federal and state laws designed to protect natural resources. In March 1996, an action was filed in the United States District Court for the District of Idaho by the United States against various defendants, including the Company, asserting claims under CERCLA and the Clean Water Act for alleged damages to Federal natural resources in the Coeur d'Alene River Basin of northern Idaho as a result of releases of hazardous substances from mining activities conducted in the area since the late 1800s. No specific monetary damages are identified in the complaint. However, in July 1996, the Government indicated damages may approximate $982 million. The United States asserts that the defendants are jointly and severally liable for costs and expenses incurred by the United States in investigation, removal and remedial action and the restoration or replacement of affected natural resources. In 1986 and 1992 the Company had settled similar issues with the State of Idaho and the Coeur d'Alene Indian Tribe, respectively, and believes that those prior settlements exonerate it of further involvement with alleged natural resource damage in the Coeur d'Alene River Basin. The Company intends to vigorously defend this matter and, in March 1997, filed a motion for summary judgment which is pending decision by the court. At this initial stage of the action, it is not possible to predict its ultimate outcome.

     Proposed Mining Legislation and Regulations. Legislation is presently being considered in the U.S. Congress to change the Mining Law of 1872 (the "Mining Act") under which the Company holds mining claims on public lands. It is possible that the Mining Act will be amended or be replaced by more onerous legislation in the future. The legislation under consideration, as well as regulations under development by the Bureau of Land Management, contain new environmental standards and conditions, additional reclamation requirements and extensive new procedural steps which would likely result in delays in permitting. Among the bills under consideration are bills calling for an 8% gross royalty, a 2.5% or 5% net smelter return royalty or a 3.5% net proceeds royalty on the value of minerals mined on public lands, payable to the U.S. Government. The Company believes that if and when any royalty is imposed, it will not be a gross royalty. A significant portion of the Company's U.S. mining properties are on public lands. Any reform of the Mining Act or regulations thereunder based on these initiatives could increase the costs of mining activities on unpatented mining claims, and as a result could have an adverse effect on the Company and its results of operations. Until such time, if any, as new reform legislation or regulations are enacted, the ultimate effects and costs of compliance on the Company cannot be estimated.

FOREIGN ACTIVITIES

     Reserves outside of the United States currently account for approximately 20% of the Company's total reserve base and foreign operations contributed approximately 50% of total 1996 production. Although the governments and economies of New Zealand, Australia and Chile, the most significant foreign countries in which the Company directly or indirectly owns or operates mining properties, have been relatively stable in recent years, the ownership of property in a foreign country generally is subject to the possible risk of expropriation or nationalization with inadequate compensation. Any foreign operation or investment may also be adversely affected by exchange controls, currency fluctuations, taxation and laws or policies of particular countries as well as laws and policies of the United States affecting foreign trade, investment and taxation.

COMPETITION FOR MINERAL PROPERTIES

     Mining companies are continually seeking to replace and expand their ore reserves. The Company encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing silver and gold. Because some of those companies have greater financial resources than the Company, the Company may be unable to acquire attractive mining properties on terms it considers acceptable. As a result, there can be no assurance that the Company will be able to replace and expand current reserves through the acquisition of new properties.

FORWARD SALE AND PURCHASE CONTRACT ACTIVITIES

     Coeur historically has sold silver and gold produced by its mines pursuant to forward contracts and at spot prices prevailing at the time of sale. Entering into forward sale contracts is a strategy used to mitigate some of the risks associated with fluctuating precious metals prices. The Company continually evaluates the potential benefits of engaging in these strategies based on the then current market conditions. The Company currently is not a party to any forward sale or purchase contracts other than through Silver Valley Resources and Gasgoyne. At November 7, 1997, Silver Valley Resources had purchased contracts in the open market requiring it to purchase 500,000 ounces of silver attributable to Coeur's interest in Silver Valley Resources at an average cost of $5.70 per ounce. The Company marks these contracts to market and, accordingly, records any gain or loss on these contracts on a monthly basis. At November 7, 1997, Gasgoyne had sold forward 196,200 ounces of gold attributable to Coeur's interest in the Yilgarn Star Mine at an average minimum price of approximately $A 601 per ounce (or approximately $US 419 per ounce based on currency exchange rates on November 7, 1997). The Company's future revenues will be adversely affected in connection with the sale of its silver and gold production in the future to the extent that is not covered by forward sale contracts and silver and gold market prices decline.

     During the first quarter of 1997, the Company recorded a $5.3 million gain arising from the sale of gold purchased in the open market which was delivered pursuant to fixed-price forward contracts. However, no assurance can be given that the use of forward sale and purchase contract strategies in the future will always benefit the Company. For example, the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. The Company also could be subject to margin calls if the market price were to significantly rise above the contracted forward delivery price. Furthermore, the Company could fail to produce enough silver or gold to satisfy a forward delivery obligation, possibly requiring the Company to purchase silver or gold in the spot market at a higher price to fulfill its delivery obligation.

DIVIDENDS

     Although the Company paid an annual cash dividend to the holders of its Common Stock in April of each of the years from 1989 through 1996, it has not paid a dividend since. No assurance can be given as to whether the Company will resume the payment of cash dividends on its Common Stock in the future.

CLASS ACTION LAWSUIT

     On July 2, 1997 a suit was filed by a purchaser of the Company's common stock in Federal District Court for the District of Colorado naming the Company and certain of its officers and its independent auditor as defendants. Plaintiff alleges that the Company violated the Securities Exchange Act of 1934 during the period January 1, 1995 to July 11, 1996, and seeks certification of the law suit as a class action. The class members are alleged to be those persons who purchased publicly traded debt and equity securities of the Company during the time period stated. On September 22, 1997 an amended complaint was filed in the proceeding adding other security holders as additional plaintiffs. The action seeks unspecified compensatory damages, pre-judgment and post-judgment interest, attorney's fees and costs of litigation. The complaint asserts that the defendants knew material adverse non-public information about the Company's financial results which was not disclosed, and which related to the Golden Cross and Fachinal Mines; and that the defendants intentionally and fraudulently disseminated false statements which were misleading and failed to disclose material facts. The Company believes the allegations are without merit and intends to vigorously defend against them. On October 27, 1997, the Company, its auditors and the individual defendants filed with the Court motions to dismiss the amended complaint on the ground that it fails to state a valid claim. No assurances can be given at this early stage of the action as to its ultimate outcome.

                                  THE COMPANY

     OVERVIEW. Coeur d'Alene Mines Corporation ("Coeur" or the "Company") is an international silver and gold producer engaged in the exploration, development and operation of silver and gold mining properties and businesses primarily located in the western United States, New Zealand, Chile and Western Australia. Coeur has the highest amounts of silver production and silver reserves of any primary silver producer located in the United States and certain of the silver mines in which it has an interest are the lowest cost of production primary silver mines in the United States.

     Coeur has grown from a small domestic silver producer into an international silver and gold producer through a focused strategy of acquiring and developing producing or near-producing silver and gold properties as well as exploration properties. Coeur's total assets have grown from $100.7 million at the end of 1986 to $560 million on September 30, 1997. Total production has increased from approximately 6.3 million ounces of silver and 57,000 ounces of gold in 1992 to approximately 9.5 million ounces of silver and 214,000 ounces of gold in 1996. Production continued to increase in the first nine months of 1997 to approximately 8.2 million ounces of silver and 213,209 ounces of gold, compared to approximately 6.7 million ounces of silver and 145,604 ounces of gold during the first nine months of 1996.

     The Company actively explores for silver and gold on its existing properties and elsewhere in the world. Mining exploration expenses for the nine months ended September 30, 1997 were approximately $6.4 million, an increase of approximately 23% over the first nine months of 1996. Total exploration expenses for 1997 are expected to approximate $7.6 million compared to $7.7 million in 1996.

     The Company is an Idaho corporation organized in 1928. Its executive offices are located at 505 Front Avenue, Coeur d'Alene, Idaho 83814. The telephone number is (208) 667-3511.

     BUSINESS STRATEGY. The Company's business strategy is to capitalize on its strong reserves and the expertise of its management to become a leading precious metals company via long-term, profitable growth. The principal elements of the Company's business strategy are as follows: (i) improve operating cost and production profiles at Coeur's existing silver and gold mining operations; (ii) increase the Company's low-cost silver production and reserves in order to remain the nation's largest silver producer and one of the world's largest primary silver producers; (iii) continue increasing the Company's gold production and reserves in order to continue to provide its shareholders with an interest in both metals, while lowering its cost of gold production; (iv) opportunistically acquire operating mines and exploration and development properties with a view to reducing the Company's operating and production costs and expanding its production and reserves; (v) continue to explore for new silver and/or gold assets primarily in North and South America, Mexico, and Australia as well as at existing mine sites; (vi) focus on opportunities which provide strong future exploration potential and immediate or near-term prospects for low-cost silver and/or gold production; and (vii) preserve the Company's financial ability to weather the industry's intrinsic cyclical nature and to execute its strategic objectives.

PRINCIPAL PROPERTIES

     The Company's most significant properties are: (i) the Rochester Mine, a silver and gold surface mining operation located in northwestern Nevada, which is 100% owned and operated by Coeur, is the largest primary silver mine in the United States and has significant gold production; (ii) a 50% interest in Silver Valley Resources, which was formed in late 1994 and owns and operates the Coeur and Galena underground silver mines in the Coeur d'Alene Mining District of northern Idaho, historically among the largest and lowest cost of production silver mines in the United States, and in which District Silver Valley Resources is conducting extensive developmental and exploratory activities; (iii) the 100% owned and operated Fachinal Mine, an open pit and underground gold and silver mine located in southern Chile, which the Company developed and constructed on schedule and under budget in October 1995 following its acquisition of the property in 1990 and classified as an operating property for financial reporting purposes on January 1, 1997; (iv) the 100% owned and operated El Bronce Mine, an underground gold and silver mine located in northern Chile, in which the Company acquired a 51% operating interest in October 1994 and 100% ownership in September 1996; (v) a 25% interest in the Yilgarn Star Mine, a gold mine in Western Australia, which interest results from the

Company's ownership of 50% of the outstanding capital stock of Gasgoyne acquired in May 1996 and May 1997; (vi) the Kensington Property, located northwest of Juneau, Alaska, in which Coeur increased its ownership interest from 50% to 100% in July 1995, is the subject of optimization and development activities with a view to its ultimate construction as an underground gold mine; and (vii) the Golden Cross Mine, an underground and surface gold mining operation located near Waihi, New Zealand, which is 80% owned and operated by Coeur and is planned to be closed during the last quarter of 1997 or the first quarter of 1998. The Fachinal and El Bronce Mines are not currently profitable.

     Coeur has a number of current projects which may result in increased future production and ore reserve expansion. The Company also is implementing steps to reduce its production costs at its mining properties. The following sets forth information regarding the Company's pursuit of these strategies.

     ROCHESTER MINE

     The Rochester Mine, which commenced operations in August 1986, is a silver and gold surface mine located approximately 25 miles northeast of Lovelock, Nevada. The mine utilizes the heap-leaching process to extract both silver and gold from ore mined using open-pit methods. Rochester is the largest primary silver mine in the U.S. and is one of the largest in the world. Coeur estimates that the Rochester Mine, which it has operated since 1986, will increase its 1997 gold production by approximately 13% to 84,000 ounces in 1997 over the 74,293 ounces of gold produced in 1996. Silver production in 1997 is expected to approximate 6.10 million ounces compared to 6.25 million ounces in 1996.

     Cash costs and full costs of production per ounce of silver equivalent at the Rochester Mine in the nine months ended September 30, 1997 were $3.74 per ounce and $4.34 per ounce, respectively, compared to $3.56 per ounce and $4.11 per ounce, respectively, in the prior year's comparable period. Historically low strip ratios are expected through the remainder of the mine life, which should favorably impact costs and cash flow.

     In July 1995, the Company implemented an employee incentive program at the Rochester Mine that rewards employees for operating improvements reflected in cost savings and production increases. The program has resulted in the achievement of numerous operating improvements and efficiencies.

     SILVER VALLEY RESOURCES

     Formation of Silver Valley Resources completed Coeur's six-year strategy to expand the Company's interests in the Coeur d'Alene Mining District, which historically has been one of the largest silver producing regions in the world. Operations at the Coeur Mine and the Galena Mine were suspended in April 1991 and July 1992, respectively, due to low silver prices and the properties were placed on a care and maintenance basis to conserve ore reserves. In July 1995, Coeur, Callahan Mining Corporation, and Asarco, Inc. transferred their interests in the Coeur and Galena Mines and Caladay project to Silver Valley Resources, an entity created for that sole purpose, as a result of which Coeur and Asarco each now own 50% of Silver Valley Resources.

     Silver Valley Resources reopened the Coeur Mine in June 1996 and plans to continue mining existing reserves until early 1999. Exploration at the Coeur Mine is ongoing in an effort to increase silver reserves and extend the mine's life beyond 1999. Silver Valley Resources also resumed production at the Galena Mine in May 1997.

     Silver Valley Resource's cash costs and full costs of production per ounce of silver for the nine months ended September 30, 1997 amounted to $3.35 and $4.39 per ounce, respectively. Those costs include start-up costs at the Galena Mine and are expected to decrease during the balance of 1997. The Coeur and Galena Mines were not open during the prior year's comparable period.

     Activities at the Galena Mine during 1997 revealed a previously undiscovered vein known as the 123 Vein. The vein and associated structures have been drilled on numerous levels over a vertical depth of 600 feet and are believed to continue into lower levels of the mine. The vein has been intersected by underground workings on two levels along a maximum horizontal length of up to 230 feet. Although a mineable ore reserve has not yet been identified, based on the limited work done to date, the vein is believed by the Company to be amenable to extraction due to its grade and width.

     During 1996 and 1997, Silver Valley Resources entered into agreements with Sterling Mining Company, Placer Creek Mining Company, Silver Buckle Mines, Inc. and American Silver Mining Company pursuant to which Silver Valley Resources obtained operating control of contiguous properties near the Coeur and Galena Mines in the Coeur d'Alene Mining District in exchange for net profit royalty interests. Silver Valley Resources silver reserves attributable to Coeur's 50% ownership interest have been expanded, increasing 32% in 1995 and 22% in 1996. Rehabilitation of the mine shaft at the Caladay project is nearing completion and Silver Valley Resources plans to conduct extensive exploratory and developmental activities at the Coeur, Galena and Caladay Mines as well as at contiguous properties in the Coeur d'Alene Mining District with a view toward the expansion of silver reserves there. Production for 1997 attributable to Coeur's 50% interest in Silver Valley Resource is estimated at approximately 1.8 million ounces of silver.

     FACHINAL MINE

     The Fachinal Mine, which commenced initial production in October 1995 and has both open pit and underground mining operations, completed its first full year of pre-commercial operations in 1996. Following its opening and during 1996, unexpected operational problems were encountered and a lower than anticipated ore grade in the open pit resulted in decreased ore reserves and higher than expected cash costs of production that exceeded current market prices. Production from higher-grade underground mining commenced in July 1996 and the property was classified as an operating property for financial reporting purposes on January 1, 1997. Production from the higher-grade underground operations has been increased to compensate for the lower open pit ore grades. Furthermore, with respect to the open pit, an improved ore reserve mine model, an increase in the pit slope to decrease waste tons mined and a reduction in manpower have contributed to operational efficiencies. With respect to the underground mining, an improved mine plan, a manpower reduction, improved ventilation and drainage, improved safety program and improvements in contractor performance have favorably affected production and cost performance. The amount of tonnage processed at the mill has been increased without a decrease in metal recovery and equipment has been added in the flotation plant to improve metal recovery. While these actions have favorably impacted the Fachinal Mine's operating performance, the cash costs of production continue to exceed the current spot market price of gold. The Company intends to continue its implementation of the operating improvements and to identify and implement additional cost-reduction steps. Cash costs and full costs of production in the nine months ended September 30, 1997 were $350.21 and $529.19 per ounce of gold, which were higher than cost levels experienced in the first half of 1997. Additional reserves must be found at Fachinal in order to achieve the economic criteria upon which the decision to construct the mine was based.

     The Fachinal Mine is expected to produce approximately 2.6 million ounces of silver and 34,000 ounces of gold in 1997, increases of 19% and 36% over 1996 levels, respectively. Drilling is underway at Fachinal's underground and open pit mines in an effort to replace the reserve base decreases. Additional developmental activities are being conducted at the Furioso property, located approximately 60 kilometers southwest of the Fachinal Mine, where the Company believes additional high grade gold reserves may exist. An internal feasibility study is being conducted by the Company to determine if the Furioso ore reserves may be processed at existing Fachinal facilities. The Company has an option to purchase 100% of the Furioso property at a price of $2.0 million on or prior to June 30, 1999. No assurance can be given that the Company will exercise that option. Emphasis is being directed at increasing underground higher grade reserves to replace lower-grade open pit reserves in the production mix. See "Principal Exploration Projects" below for additional information relating to exploratory activities in the Fachinal Mine area.

     EL BRONCE MINE

     The El Bronce Mine is an underground gold and silver mine in Chile of which the Company owns 100%. In 1997, cash costs of production have increased primarily because of lower ore grades due to narrower veins in the area mined. Cash costs and full costs of production per ounce of gold were $335.58 and $397.57 per ounce, respectively, in the nine months ended September 30, 1997, compared to $296.84 and $322.55 per ounce in the prior year's comparable period. In addition, near drought conditions occurred in the first quarter of 1997 and heavy rainfall occurred in the second quarter of 1997. Heavy rains and flooding resulted in a two-week closure of the mine in August 1997 and have contributed to increases in cash costs of production to levels in excess of current market prices. El Bronce Mine 1997 production is expected to approximate 122,000 ounces of silver and 55,000 ounces of gold, increases of approximately 60% and 54%, respectively, over 1996 production levels, due in large part to the increase in the Company's ownership interest from 51% to 100% in September 1996. Ongoing exploration efforts are being conducted to identify and, if successful, develop wider veins in order to increase reserves as well as to lower costs.

     In February 1997, Coeur acquired an option to purchase the Boton de Oro operating gold mine adjacent to the El Bronce Mine, from which ore is already being processed through Coeur's mill at El Bronce and where Coeur is engaged in underground exploration of mineralization believed to be similar to El Bronce's vein systems. A feasibility study is being prepared to evaluate the possible incorporation of Boton de Oro's mineralization into El Bronce operations. The option agreement entitles Coeur to purchase 100% of Boton de Oro on or prior to February 7, 1998 at a price of $2.5 million. There can be no assurance that the Company will exercise the purchase option. In addition, the agreement requires Coeur to spend $500,000 to conduct exploratory activities on the property.

     AUSTRALIAN INTERESTS

     Through its wholly-owned subsidiary, Coeur Australia Limited ("Coeur Australia"), Coeur owns 50% of the outstanding shares of Gasgoyne which in turn holds a 50% interest in the Yilgarn Star Mine, which is expected to produce a total of 41,000 ounces of gold attributable to Coeur's 25% interest in the mine in 1997. By contract with the other 50% shareholder of Gasgoyne, Coeur has the right to acquire its 25% share of gold production from this mine at a price equivalent to the Yilgarn Star Mine's cost of production. Cash costs and full costs of production per ounce of gold at the Yilgarn Star Mine amounted to $259.78 and $409.22 per ounce, respectively, for the nine months ended September 30, 1997, compared to $259.46 and $351.43 per ounce for the prior year's comparable period. The $351.43 and $409.22 full costs of production per ounce of gold for the nine months ended September 30, 1996 and 1997, respectively, included $65.28 and $112.19, respectively, of non-cash amortized goodwill. Gasgoyne also has a 45% interest in the Awak Mas Gold Project in Indonesia which it has entered into a contract to sell to the principal owner of that project.

     The 225,000 ounces of Yilgarn Star Mine gold reserves as of April 27, 1997 which are attributable to Coeur's 25% interest in the mine represent an 81.2% increase over the amount of Coeur's interest in Yilgarn Star Mine gold reserves reported as of December 31, 1996. Such increase primarily is attributable to the inclusion of reserve data for a nearby ore body known as the Southern Star Mine and an increase in Coeur's ownership of Gasgoyne from 35% to 50%.

     In addition to its 50% interest in the Yilgarn Star Mine, Gasgoyne is a participant in a joint venture conducting exploratory activities in Western Australia.

     The Company currently is exploring a possible combination of Coeur Australia with another Australian gold mining company. The proposed transaction is in its preliminary stages and no assurance can be given that it will be consummated.

     KENSINGTON PROPERTY

     A production decision at the Kensington Property, in which Coeur had invested a total of $118 million (including $25 million of capitalized interest) at September 30, 1997, is subject to a realized price of gold through spot or forward sales of at least $400 per ounce and the receipt of required key permits, satisfactory completion of a project optimization study and approval by the Company's Board of Directors. The U.S. Forest Service issued a decision approving the Supplemental Environmental Impact Statement for the Kensington Project on August 15, 1997. On October 2, 1997, a coalition of environmental organizations filed an administrative appeal with the Forest Service challenging the decision. On November 13, 1997, the appeal was denied. On November 4, 1997, the Company received the City and Borough of Juneau Large Mine Permit for the Kensington project. The Company anticipates that it will receive the remaining key permits by the end of 1997. Currently, Coeur is working on a mine optimization study intended to reduce the project's capital and operating costs, and a development program designed to increase the current 1.9 million ounce gold reserve. Coeur does not intend to develop Kensington unless the optimization study and developmental program demonstrate the results required to make Kensington an economically viable project. Based on the current mine design, Kensington requires an average realized price of $400 per ounce over the life of the project in order to generate the necessary return on investment.

     After an approximate 18-month construction phase, Kensington, at currently estimated mineable reserve levels of approximately 1.9 million ounces of gold, could be expected to produce an average of approximately 200,000 ounces of gold per year over the initial 10-year life of the mine. Coeur has not completed its exploration of all of the identified veins on the Kensington Property or on the adjacent Jualin exploratory property, and the Company plans to conduct a development program at Kensington with a goal of expanding the current 1.9 million ounces of gold reserves.

     GOLDEN CROSS MINE

     Production costs at the Golden Cross Mine significantly declined in 1997. Cash costs and full costs of production per ounce of gold in the nine months ended September 30, 1997 amounted to $247.09 and $292.65 per ounce, respectively, compared to $378.48 and $424.77 per ounce in the nine months ended September 30, 1996, when costs and production were most unfavorably impacted by remediation work.

     Although the deep-seated ground movement below the Golden Cross Mine tailings impoundment that necessitated the Company's 1996 write-off of the mine appears to have stabilized, the limited tailings disposal capability requires that the mine be closed during the last quarter of 1997 or the first quarter of 1998. In the second quarter of 1997, Coeur received its 80% share of a $10 million insurance recovery relating to business interruption and property damage at the mine. The Company expended approximately $12.1 million in connection with additional remediation activities at the mine in 1996 and expects additional remediation costs at the mine will approximate $5.1 million in 1997. The Company estimates that costs associated with the closure of the mine, net of salvage revenues, will approximate $5.7 million.

FORWARD SALE AND PURCHASE CONTRACT ACTIVITIES

     Coeur historically has sold a portion of its silver and gold production pursuant to forward contracts and at spot prices prevailing in the open market at the time of sale. Entering into forward sale contracts is a strategy used to mitigate some of the risks associated with fluctuating precious metals prices. For example, based on market prices prevailing on November 7, 1997, the average price of gold that could be realized three years from that date was approximately $347 per ounce compared to the spot market price of gold of $310 per ounce. The Company continually evaluates the potential benefits of engaging in these strategies based on the then current market conditions. The Company currently is not a party to any forward sale or purchase contracts other than through Silver Valley Resources and Gasgoyne. At November 7, 1997, Silver Valley Resources had purchased contracts in the open market requiring it to purchase 500,000 ounces of silver attributable to Coeur's interest in Silver Valley Resources at an average cost of $5.70 per ounce. The Company marks these contracts to market and, accordingly, records any gain or loss on these contracts on a monthly basis. At November 7, 1997, Gasgoyne had sold forward 196,200 ounces of gold attributable to Coeur's interest in the Yilgarn Star Mine at an average minimum price of approximately $A 601 per ounce (or approximately $US 419 per ounce based on currency exchange rates on November 7, 1997).

ACQUISITIONS

     The Company plans to continue its practice of acquiring silver and gold mining properties and/or businesses that are operational or expected to become operational in the near future. In addition to contributing to the Company's reserve and production expansion potential, such properties and businesses must be able to demonstrate a low cost of production.

PRINCIPAL EXPLORATION PROJECTS

     Coeur is conducting extensive silver and gold exploratory activities at or adjacent to its existing mining properties. In particular, exploratory drilling on properties close to the Fachinal Mine in southern Chile indicates an internally calculated geologic resource of 403,000 tons averaging 0.18 ounces of gold equivalent per ton on four mineralized areas within the Fachinal District. Drilling on the Laguna Vein at the Furioso project in southern Chile indicates an estimated 129,180 tons of mineralized material averaging 0.62 ounces of gold and 6.64 ounces of silver per ton and an internal feasibility study is currently focusing upon the transportability of such mineralization to the Fachinal Mine mill. Furthermore, exploratory activities at the Boton de Oro project close to the El Bronce Mine in central Chile has indicated an internally calculated resource of 1,610,000 tons averaging 0.10 ounces of gold and 0.18 ounces of silver per ton that has the potential of expanding the El Bronce Mine resource base and production. An internal feasibility study is analyzing the transportation of Boton de Oro mineralization to the El Bronce Mine mill above the approximately 3,000 tons per month currently being delivered.

     Silver Valley Resources is engaged in exploration projects at the Coeur and Galena Mines and adjacent Caladay project as well as on the leased Sterling Mining Company, Placer Creek Mining Company, Silver Buckle Mines, Inc. and American Silver Mining Company properties in the Coeur d'Alene Mining District in northern Idaho, which historically has been one of the largest silver producing regions in the world; and Gasgoyne is conducting exploratory activities in Western Australia.

     Coeur's most significant other exploration activities are being conducted in Guyana, Mexico and Chile. At the Groete Creek property, a low-grade gold, potential bulk volume mining property located near Georgetown, Guyana, Coeur has completed an internally generated resource calculation that estimates 57.5 million tons of mineralized material averaging 0.03 ounces of gold per ton and is drilling the deposit in an endeavor to further expand mineralized material inventory. Coeur has an option to purchase 75% of the mineral rights at Groete Creek on or prior to December 20, 1998 for $700,000. At the KM66 property in the state of Durango, Mexico, which has low-grade silver, bulk tonnage open pit mining potential, Coeur's continuing drilling program has indicated extensive silver-zinc-lead mineralization. Coeur has an option to purchase 100% of the mineral rights at the KM 66 property on or before January 2000 for $4.0 million. Finally, Coeur has several other exploration projects located throughout Chile, the most important of which is the Puchuldiza project. Preliminary drilling by the Company at the Puchuldiza property in northern Chile, 100% of which is held by Coeur under exploitation concessions, indicates a mineralized material inventory of 33.7 million tons averaging 0.03 ounces of gold per ton. The Company's proposed exploration program at that property is designed to expand the mineralized material inventory and explore for possible high-grade mineralization within the extensive low-grade deposit.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is listed on the NYSE Composite Tape and the Pacific Stock Exchange. The following table sets forth, for the periods indicated, the high and low closing sales prices of the Common Stock as reported by the NYSE:

                                                                               HIGH        LOW
                                                                             --------    --------
1995:    First Quarter....................................................   $18.500     $14.750
         Second Quarter...................................................    21.500      17.500
         Third Quarter....................................................    20.875      17.250
         Fourth Quarter...................................................    20.875      16.625
1996:    First Quarter....................................................    25.125      18.375
         Second Quarter...................................................    22.250      18.375
         Third Quarter....................................................    19.375      13.750
         Fourth Quarter...................................................    16.375      13.875
1997:    First Quarter....................................................    18.250      13.875
         Second Quarter...................................................    16.000      12.500
         Third Quarter....................................................    16.3125     12.6875
         Fourth Quarter (through November 18, 1997).......................    16.250       8.9375

     No dividend on the Common Stock was paid in 1997. The Company paid per share cash distributions and dividends of $.15 on its Common Stock on each of April 19, 1996, April 21, 1995, April 15, 1994, April 16, 1993 and April 15,
1992; $.12 on April 12, 1991; and $.11 on each of April 20, 1990 and April 21, 1989.

     On November 12, 1997, there were 7,535 record holders of the Company's outstanding Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes certain selected consolidated financial data with respect to the Company and its subsidiaries and was derived from the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, which reports are incorporated by reference into this Prospectus.

                                                                                                        NINE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                              -----------------------------------------------------    --------------------
                                               1992        1993       1994     1995(6)       1996        1996      1997(7)
                                              -------    --------    -------   -------     --------    --------    --------
                                              (THOUSANDS EXCEPT PER SHARE INFORMATION)
INCOME STATEMENT DATA:
Income:
    Sale of concentrates and dore..........   $41,414    $ 67,990    $79,606   $89,239     $ 92,731    $ 62,920    $ 96,757
    Less cost of mine operations...........    37,829      59,804     67,802    72,210       83,283      56,622     103,258
                                              -------    --------    -------    ------     --------    --------    --------
    Gross profit (loss)....................     3,585       8,186     11,804    17,029        9,448       6,298      (6,501)
    Other income...........................     4,812       5,388     12,587     9,504       13,159       9,158      20,427
                                              -------    --------    -------    ------     --------    --------    --------
    Total income...........................     8,397      13,574     24,391    26,533       22,607      15,456      13,926
Other expenses.............................    14,118      31,548     29,392    27,591       23,946      17,069      22,193
Writedown of mining properties(1)..........                                                  54,415      54,415          --
                                              -------    --------    -------    ------     --------    --------    --------
Total expenses.............................    14,118      31,548     29,392    27,591       78,361      71,484      22,193
                                              -------    --------    -------    ------     --------    --------    --------
Net loss from continuing operations before
  income taxes.............................    (5,721)    (17,974)    (5,001)   (1,058)     (55,754)    (56,028)     (8,267)
Provision (benefit) for income taxes.......    (4,233)     (3,932)      (265)      200       (1,184)     (1,158)         (2)
                                              -------    --------    -------    ------     --------    --------    --------
Net loss from continuing operations........    (1,488)    (14,042)    (4,736)   (1,258)     (54,570)    (54,870)     (8,265)
Income from discontinued operations (net of
  taxes)(2)                                       729         752        793     2,412           --          --          --
                                              -------    --------    -------    ------     --------    --------    --------
Income (loss) before cumulative effect of
  change in accounting method..............      (759)    (13,290)    (3,943)    1,154      (54,570)    (54,870)     (8,265)
Cumulative effect of change in accounting
  method(3)................................        --       5,181         --        --           --          --
                                              -------    --------    -------    ------     --------    --------    --------
Net income (loss)..........................   $  (759)   $ (8,109)   $(3,943)   $1,154     $(54,570)   $(54,870)   $ (8,265)
                                              =======    ========    =======    ======     ========    ========    ========
Net income (loss) attributable to Common
  Shareholders.............................   $  (759)   $ (8,109)   $(3,943)   $1,154     $(62,967)   $(60,634)   $(16,164)
                                              =======    ========    =======    ======     ========    ========    ========
Earnings per share data(4):
    Net loss from continuing operations....   $ (0.10)   $  (0.92)   $ (0.31)   $(0.08)    $  (2.54)   $  (2.57)   $  (0.38)
    Income from discontinued operations
      (net of taxes).......................      0.05        0.05       0.05      0.15           --          --          --
                                              -------    --------    -------    ------     --------    --------    --------
    Net income (loss) before cumulative
      change in accounting method..........     (0.05)      (0.87)     (0.26)     0.07        (2.54)      (2.57)      (0.38)
    Cumulative effect of change in
      accounting method....................                  0.34
                                              -------    --------    -------    ------     --------    --------    --------
    Net income (loss)......................   $ (0.05)   $  (0.53)   $ (0.26)   $ 0.07     $  (2.54)   $  (2.57)   $  (0.38)
                                              =======    ========    =======    ======     ========    ========    ========
Net income (loss) attributable to Common
  Shareholders:
    Net loss from continuing operations....   $ (0.10)   $  (0.92)   $ (0.31)   $(0.08)    $  (2.93)   $  (2.84)   $  (0.74)
    Income from discontinued operations
      (net of taxes).......................      0.05        0.05       0.05      0.15           --          --          --
                                              -------    --------    -------    ------     --------    --------    --------
    Income (loss) before cumulative change
      in accounting method.................     (0.05)      (0.87)     (0.26)     0.07        (2.93)      (2.84)      (0.74)
    Cumulative effect of change in
      accounting method....................        --        0.34         --        --           --          --          --
                                              -------    --------    -------    ------     --------    --------    --------
    Net income (loss)......................   $ (0.05)   $  (0.53)   $ (0.26)   $ 0.07     $  (2.93)   $  (2.84)   $  (0.74)
                                              =======    ========    =======    ======     ========    ========    ========
Cash dividends paid per Common Share.......   $  0.15    $   0.15    $  0.15    $ 0.15     $   0.15    $   0.15          --
                                              =======    ========    =======    ======     ========    ========    ========
Ratio of earnings to fixed charges(5)......        --          --         --        --           --          --          --
Weighted average number of shares of Common
  Stock and equivalents used in
  calculation..............................    15,317      15,328     15,388    15,888       21,469      21,327      21,891
                                              =======    ========    =======    ======     ========    ========    ========

                                                                        DECEMBER 31,                          SEPTEMBER 30,
                                                  --------------------------------------------------------    -------------
                                                    1992        1993        1994        1995        1996          1997
                                                  --------    --------    --------    --------    --------    -------------
BALANCE SHEET DATA:
Total assets...................................   $324,878    $325,249    $412,361    $445,646    $580,330      $ 560,113
Working capital................................    179,370     104,883     170,087     105,597     179,626        128,182
Cash, equivalents and short-term investments...    155,796     844,899     142,189      79,562     167,627        122,532
Long-term liabilities..........................    134,427     133,241     234,009     184,789     202,566        193,475
Shareholders' equity...........................    180,991     170,849     160,292     239,832     346,198        329,107

---------------

(1) During July 1996, the Company determined that certain adjustments were required to properly reflect the estimated net realizable values of certain mining properties in accordance with FASB statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." A write-off of the Golden Cross Mine and the nearby Waihi East property of approximately $53 million was effected due to increased expenditure requirements related to remediation of ground movement which impacts the tailings impoundment area and the ultimate viability of the mine. The write-off includes amounts necessary to increase the Company's recorded remediation and reclamation liabilities at Golden Cross to approximately $7.02 million as of December 31, 1996. In addition, the Faride property in Chile was written down by $1.2 million in July 1996 due to management's decision not to exercise its final option payment on the project.

(2) On May 2, 1995, the Company sold the assets of its flexible hose and tubing division, The Flexaust Company, and shares of a related subsidiary for approximately $10.0 million, of which approximately $4 million was paid at the time of closing and the balance is payable over the next five years. The results of operations and the gain on sale of Flexaust manufacturing segment are presented as "Discontinued Operations." The Company recorded a pre-tax gain on the sale of approximately $3.9 million ($2.2 million net of income taxes) during the second quarter of 1995.

(3) Effective January 1, 1993, the Company changed its method of accounting for income taxes by adopting Statement of Financial Accounting Standards 109, "Accounting for Income Taxes ("FAS 109")." FAS 109 requires an asset and liability approach to accounting for income taxes and establishes criteria for recognizing deferred tax assets. Accordingly, the Company adjusted its existing deferred income tax assets and liabilities to reflect current statutory income tax rates and previously unrecognized tax benefits related to federal and certain state net operating loss carryforwards. FAS 109 also contained requirements regarding balance sheet classification and prior business combinations. Hence, the Company adjusted the carrying values of an incremental interest in the Rochester Property acquired in 1988 and CDE Chilean Mining Corp. acquired in 1990 to reflect the gross purchase value previously reported net-of-tax. The cumulative effect of the accounting change on prior years at January 1, 1993 was a nonrecurring gain of $5,181,188, or $.34 per share, and was included in the Consolidated Statement of Operations for the year ended December 31, 1993. Other than the cumulative effect, the accounting change had no material effect on the results of operations for the year ended December 31, 1993.

(4) Earnings per share is calculated based on the weighted average number of common shares outstanding and those Common Stock equivalents that are deemed to be dilutive. The 6% Convertible Subordinated Debentures due 2002 are considered to be Common Stock equivalents. Accordingly, such debentures are assumed to be converted, and interest expense on such debentures, net of tax expense, has been considered in the computation of earnings per share, except in those instances where the effects of conversion would be antidilutive.

(5) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest and that portion of rent deemed representative of interest. Earnings were insufficient to cover fixed charges in the following amounts: $8.7 million in 1992, $21.9 million in 1993, $9.2 million in 1994, $8.3 million in 1995, $64.1 million in 1996,
    $63.2 million in the nine months ended September 30, 1996 and $11.3 million in the nine months ended September 30, 1997.

(6) Included in the results of operations for the year ended December 31, 1995 are (i) a gain of $4.4 million (included in other income) from the sale of gold and silver purchased in the open market which was in turn delivered pursuant to fixed price forward contracts during the year; and (ii) $2.4 million of income from discontinued operations (including the $2.2 million after-tax gain from the related sale of certain non-mining assets in May
    1995) during the year.

(7) Included in the results of operations for the six months ended June 30, 1997 are (i) the receipt of $8.0 million of insurance proceeds for business interruption and property damage at the Golden Cross Mine and (ii) a gain of $5.3 million arising from the sale of gold purchased in the open market which was delivered pursuant to fixed price forward contracts in the first quarter of 1997.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company's earnings were inadequate to cover fixed charges for each of the last five years and the nine months ended September 30, 1997. The amounts by which earnings were inadequate to cover fixed charges for such periods were approximately $18.7 million in 1991, $8.7 million in 1992, $21.9 million in 1993, $9.2 million in 1994, $8.3 million in 1995, $64.1 million in 1996, $63.2 million in the nine months ended September 30, 1996, and $11.3 million in the nine months ended September 30, 1997. The Company's net cash provided by operating activities during the year ended December 31, 1996 was approximately $7.8 million and during the nine months ended September 30, 1997 was approximately $9.6 million. The availability in the future of cash flow from operations or working capital to fund the payment of interest on the Debentures and repayment of the principal amount of Debentures upon maturity will be dependent upon numerous factors that cannot now be predicted, including gold and silver prices and production levels, the amount of the Company's expenditures for acquisitions as well as mining property developmental and exploratory activities, the results of the Company's operations and the extent to which the Debentures are converted or redeemed.

                            SELLING DEBENTUREHOLDERS

     The Debentures being offered hereby were originally issued by the Company to Lazard Freres & Co. LLC in October 1997 in connection with an offering of the Debentures effected in accordance with Rule 144A and Regulation S under the Securities Act. The following table sets forth information concerning the principal amount of Debentures beneficially owned by each Selling Debentureholder. Other than as a result of the ownership of Debentures or Common Stock, none of the Selling Debentureholders has had any material relationship with the Company within the past three years, except as noted herein. The Debentures and shares of Common Stock offered by this Prospectus may be offered from time to time by the Selling Debentureholders named below:

                                                     PRINCIPAL AMOUNT      PRINCIPAL
                                                      OF DEBENTURES        AMOUNT OF      PERCENT OF
                                                       BENEFICIALLY       DEBENTURES      OUTSTANDING
                         NAME                             OWNED          BEING OFFERED    DEBENTURES
    ----------------------------------------------   ----------------    -------------    -----------
    TABLE TO COME
              Total...............................     $                  $                       %

     Because the Selling Debentureholders may offer all or some of the Debentures which they hold and/or shares of Common Stock issued upon conversion thereof pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Debentures or shares of Common Stock that will be held by the Selling Debentureholders after completion of this offering, no estimate can be given as to the principal amount of Debentures or shares of Common Stock that will be held by the Selling Debentureholders after completion of this offering. See "Plan of Distribution."

     The Company and the Selling Debentureholders are obligated to indemnify each other against certain liabilities arising under the Securities Act. The Company has agreed to pay the costs and expenses incurred in connection with the preparation and filing under the Securities Act of the Registration Statement of which this Prospectus forms a part.

                           DESCRIPTION OF DEBENTURES

     Debentures in the total principal amount of $143,750,000 were issued in October 1997 pursuant to an Indenture (the "Indenture") between the Company and Bankers Trust Company, as trustee (the "Trustee"). The terms of the Debentures include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act") as in effect on the date of the Indenture. The Debentures are subject to all such terms, and holders of the Debentures are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below.

GENERAL

     The Debentures are general unsecured obligations of the Company limited to $143,750,000 in aggregate principal amount. The Debentures bear interest at 7 1/4% per annum, payable semiannually on April 30 and October 31 in each year to holders of record of Debentures at the close of business on the April 15 or October 15 next preceding the interest payment date. The first interest payment date will be April 30, 1998. Interest is computed on the basis of a 360-day year of twelve 30-day months. The Debentures mature on October 31, 2005.

     Holders must surrender the Debentures to a Paying Agent to collect principal payments. The Company may pay principal and interest by its check and may mail interest checks to a holder's registered address. The Trustee will act as Conversion Agent, Paying Agent and Registrar. The Company may change the Conversion Agent, Paying Agent or Registrar without prior notice to Debentureholders. The Company or any of its subsidiaries may act as Conversion Agent, Paying Agent or Registrar.

CONVERSION OF DEBENTURES

     The holder of any Debenture is entitled at any time prior to the close of business on October 31, 2005, subject to prior redemption, to convert such Debenture (or portions thereof which are in denominations of $1,000 or integral multiples thereof) at the principal amount thereof, into shares of Common Stock, at the conversion price set forth on the cover page of this Offering Circular, subject to adjustment as described below. No payment or adjustment will be made on conversion of any Debenture for interest accrued thereon or dividends on any Common Stock issued and the holder will lose any right to payment of interest on the Debentures surrendered for conversion; provided, however, that upon a call for redemption by the Company, accrued and unpaid interest to the redemption date shall be payable with respect to Debentures that are converted after a notice of redemption has been mailed and on or prior to the redemption date. Debentures surrendered for conversion during the period from the regular record date for an interest payment to the corresponding interest payment date (except Debentures called for redemption as described in the preceding sentence) must be accompanied by payment of an amount equal to the interest thereon which the holder is to receive on such interest payment date. The Company is not required to issue fractional shares of Common Stock upon conversion of Debentures and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last business day prior to the date of conversion. In the case of Debentures called for redemption, conversion rights will expire at the close of business on the business day prior to the redemption date.

     The conversion price will be subject to adjustment in certain events, including (i) the issuance of dividends (and other distributions) payable in Common Stock on any class of capital stock of the Company, (ii) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at less than the current market price (as defined in the Indenture), (iii) subdivisions, combinations and reclassifications of Common Stock, and (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions paid in cash out of the earned surplus of the Company). No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% of the conversion price then in effect; provided, however, that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the conversion price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock. In case of certain consolidations or mergers to which the Company is a party or the sale or transfer of all or substantially all of the assets of the Company, each Debenture then outstanding would, without the consent of any Holders of Debentures, become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock of the Company into which such Debenture might have been converted immediately prior to such consolidation, merger, sale or transfer, assuming such holder of Common Stock failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon the consolidation, merger, sale or transfer (provided that if the kind or amount so receivable is not the same for each non-electing share, then the kind and amount so receivable by each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares).

     If the Company consolidates or merges into or sells, leases, conveys or otherwise disposes of all or substantially all of its assets to any person, the Debentures will become convertible into the kind and amount of securities, cash or other assets which the holders of the Debentures would have owned immediately after the transaction if the holders had converted the Debentures immediately before the effective date of the transaction at the conversion price in effect immediately prior to such effective date.

OPTIONAL REDEMPTION OF DEBENTURES

     The Debentures are redeemable at the option of the Company, in whole or in part, on or after October 31, 2000, at the redemption prices (expressed as percentages of the principal amount) set forth below plus accrued interest to the redemption date, if redeemed during the 12 month period beginning October 31 of the years indicated below:

                                      YEAR                                PERCENTAGE
        ----------------------------------------------------------------  ----------
        2000............................................................  103.62500%
        2001............................................................  102.71875%
        2002............................................................  101.81250%
        2003............................................................  100.90625%
        2004 and thereafter.............................................  100.00000%

     In the event of redemption of less than all of the Debentures, the Debentures will be chosen by lot for redemption by the Trustee as provided in the Indenture. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Debentures to be redeemed at its registered address. On and after the redemption date interest ceases to accrue on Debentures or portions thereof called for redemption.

REPURCHASE AT OPTION OF HOLDER UPON OCCURRENCE OF A DESIGNATED EVENT

     If at any time there occurs any Designated Event (as defined below) with respect to the Company, each holder of Debentures shall have the right, at the holder's option, to require the Company to repurchase all of such holder's Debentures, or a portion thereof which is $1,000 or any integral multiple thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined below), at 100% of their principal amount, together with accrued interest to the date fixed for repurchase.

     Within 30 days after the occurrence of a Designated Event, the Company is obligated to mail to all holders of record of the Debentures a notice (the "Company Notice") of the occurrence of such Designated Event and of the repurchase right arising as a result thereof. The Company shall deliver a copy of the Company Notice to the Trustee and shall cause a copy of such notice to be published in a newspaper of general circulation in the Borough of Manhattan, The City of New York. To exercise the repurchase right, holders of Debentures must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Company (or an agent designated by the Company for such purpose) of the holder's exercise of such right, together with the Debentures with respect to which the right is being exercised, duly endorsed for transfer.

     A Designated Event shall be deemed to have occurred upon the consummation of a purchase, merger or acquisition constituting a "Change in Control." As used herein, a "Change in Control" of the Company shall be deemed to have occurred when: (i) all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons; (ii) there shall be consummated any consolidation or merger of the Company (A) in which the Company is not the continuing or surviving corporation (other than a consolidation or merger with a wholly owned subsidiary of the Company in which all shares of Common Stock outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or (B) pursuant to which the Common Stock would be converted into cash, securities or other property, in each case, other than a consolidation or merger of the Company in which the holders of the Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the common stock of the continuing or surviving corporation immediately after such consolidation or merger, or (iii) any person, or any persons acting together which would constitute a "group" for purposes of Section 13(d) of the Exchange Act (other than the Company, any Subsidiary, any employee stock purchase plan, stock option plan or other stock incentive plan or program, retirement plan or automatic dividend reinvestment plan or any substantially similar plan of the Company or any Subsidiary or any person holding securities of the Company for or pursuant to the terms of any such employee benefit plan), together with any affiliates thereof, shall beneficially own (as defined in Rule 13d-3 under the Exchange
Act) at least 50% of the total voting power of all classes of capital stock of the Company entitled to vote generally in the election of directors of the Company.

     Notwithstanding the foregoing, a Change in Control as described above shall not be deemed to have occurred if (i) the Current Market Price (as defined in the Indenture) of the Common Stock is at least equal to 105% of the conversion price of the Debentures in effect immediately preceding the time of such Change in Control, or (ii) all of the consideration (excluding cash payments for fractional shares) in the transaction giving rise to such Change in Control to the holders of Common Stock consists of shares of common stock that are, or immediately upon issuance will be, listed on a national securities exchange or quoted in the National Association of Securities Dealers, Inc. National Market System ("NASDAQ-NMS"), and as a result of such transaction the Debentures become convertible solely into such common stock, or (iii) the consideration in the transaction giving rise to such Change in Control to the holders of Common Stock consists of cash, securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted in the NASDAQ-NMS, or a combination of cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, shall be equal to the average of the daily closing prices of such securities during the ten consecutive trading days commencing with the sixth trading day following consummation of such transaction) is at least 105% of the conversion price of the Debentures in effect on the date immediately preceding the closing date of such transaction.

     The right to require the Company to repurchase Debentures as a result of the occurrence of a Change in Control could create an event of default under Senior Debt of the Company, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Debentures. See "Subordination." Failure by the Company to repurchase the Debentures when required will result in an Event of Default with respect to the Debentures whether or not such repurchase is permitted by the subordination provisions. The Company's ability to pay cash to the holders of Debentures upon a repurchase may be limited by certain financial covenants contained in the Company's Senior Debt.

     If any repurchase pursuant to the foregoing provisions constitutes an "issuer tender offer" as defined in Rule 13e-4 under the Exchange Act, such transaction would be subject to the requirements of Rule 13e-4, including the filing of an Issuer Tender Offer Statement on Schedule 13D-4 with the Commission and the furnishing of certain information contained therein to the Debentureholders. The holders' repurchase right upon the occurrence of a Designated Event could discourage the acquisition of the Company by a potential acquiror.

SUBORDINATION

     The Debentures are subordinated and subject, to the extent and in the manner set forth in the Indenture, to the prior payment in full of all Senior Debt. Senior Debt is defined to include all indebtedness, whether now outstanding or hereafter created, incurred, assumed or guaranteed by the Company for money borrowed from others (including obligations under capitalized leases or purchase money mortgages) or in connection with the acquisition by it or a Subsidiary of any other business or entity, and, in each case, renewals, extensions and funding thereof, other than (i) any such indebtedness as to which, in the instrument creating or evidencing the same, it is provided that such indebtedness is not superior in right of payment to the Debentures, (ii) indebtedness of the Company to any Affiliate, (iii) the Company's 6% Convertible Subordinated Debentures Due 2002 and the Company's 6 3/8% Convertible Subordinated Debentures Due 2004 and (iv) the Debentures.

     As of October 31, 1997, the Company had approximately $9.2 million of Senior Debt outstanding. The Company's 6% Convertible Subordinated Debentures Due 2002, of which $49.84 million principal amount is outstanding, and 6 3/8% Convertible Subordinated Debentures Due 2004, of which $95 million principal amount is outstanding, rank pari passu with the Debentures. The Company conducts significant operations through its subsidiaries. The rights of the Company's creditors, including the holders of the Debentures, to participate in the assets of any subsidiary will be subject to prior claims of such subsidiary's creditors. The Indenture will not restrict the incurrence of Senior Debt or other indebtedness, secured or unsecured, by the Company or any subsidiary.

     No payment of principal, if any, or interest on the Debentures may be made and no Debentures may be purchased if the Company is then in default in the payment of any Senior Debt or if at the time any other event of default under the terms of any Senior Debt exists permitting acceleration thereof. Furthermore, no Debentures may be purchased by the Company without the prior approval of the syndicate of banks with whom the Company has its revolving credit agreement. Upon any payment or distribution of assets of the Company in the event of any insolvency, reorganization, liquidation or similar proceeding, all Senior Debt must be repaid in full (including any interest thereon accruing after the commencement of any proceeding) before the Holders of the Debentures will be entitled to receive or retain any payment. If the Debentures are declared due and payable before their stated maturity because of any Event of Default, no payment may be made in respect of the Debentures unless and until all Senior Debt shall have been paid in full.

     By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Debt may recover more, ratably, than Holders of Debentures, and creditors of the Company who are neither holders of Senior Debt nor Holders of Debentures may recover less, ratably, than holders of Senior Debt.

MERGER, CONSOLIDATION, OR SALE OF ASSETS

     The Company may not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets to, another corporation, person or entity unless (i) the Company is the surviving person or the successor or transferee is a corporation organized under the laws of the United States, any state thereof or the District of Columbia, (ii) the successor assumes all the obligations of the Company under the Debentures and the Indenture and (iii) after such transaction no Event of Default exists.

COVENANTS

     The Company shall not adopt any plan of liquidation which provides for, contemplates or the effectuation of which is preceded by (i) the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company otherwise than substantially as an entirety and (ii) the distribution of all the proceeds of such sale, lease, conveyance or other disposition unless the Company makes provisions for satisfaction of the Company's obligation to pay principal and interest on the Debentures.

EVENTS OF DEFAULT AND REMEDIES

     An Event of Default includes: (i) default in the payment of any interest, continued for 30 days; (ii) default in the payment of principal or premium, if any, when due; (iii) default in the payment of the repurchase price in respect of any Debenture on the Repurchase Date in accordance with the Indenture; (iv) default in the performance of any other covenant continued for 60 days after written notice as provided in the Indenture; (v) default in respect of indebtedness of the Company for money borrowed which results in acceleration of the maturity of $1,000,000 or more of indebtedness, if such acceleration is not rescinded or indebtedness discharged within 10 days after written notice to the Company as provided in the Indenture; and (vi) certain events in bankruptcy, insolvency or reorganization. If any Event of Default shall happen and be continuing, the Trustee or the holders of 25% in principal amount of the outstanding Debentures may declare the Debentures due and payable. At any time after a declaration of acceleration with respect to the Debentures has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding Debentures may, under certain circumstances, rescind and annul such acceleration.

     The Indenture provides that the Trustee will be under no obligation, subject to the duty of the Trustee during any Default to act with the required standard of care, to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnification. Subject to such provisions for indemnification of the Trustee, the holders of a majority in principal amount of the outstanding Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

     The holders of a majority in principal amount of the outstanding Debentures may on behalf of the holders of all Debentures waive compliance by the Company with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of the outstanding Debentures may on behalf of the holders of all Debentures waive certain past defaults except a default in payment of the principal of (or premium, if any) or interest on, any Debenture or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Debenture affected thereby.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and upon becoming aware of any Default or Event of Default, a statement specifying such Default or Event of Default.

     A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Debentures or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the Debentures by accepting a Debenture waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Debentures.

SATISFACTION AND DISCHARGE OF THE INDENTURE

     The Company may terminate its obligations under the Indenture at any time by delivering all outstanding Debentures to the Trustee for cancellation. After all the Debentures have been called for redemption, the Company may terminate all of its obligations under the Indenture, other than its obligations to pay the principal of and interest on the Debentures and certain other obligations, at any time, by depositing with the Trustee money or non-callable U.S. Government obligations sufficient to pay all remaining indebtedness on the Debentures.

REGISTRATION AND TRANSFER OF DEBENTURES

     Global Debenture; Book-Entry Procedures. The Debentures are represented by a single global debenture (the "Global Debenture") issued to the Depository Trust Company ("DTC") for its book-entry settlement system and are registered in the name of Cede & Co., as nominee of DTC. Bankers Trust Company, as custodian (the "Custodian"), acts as custodian of the Global Debenture for DTC. Because

Cede & Co. is the holder of record of the Global Debenture, each person owning a beneficial interest in the Global Debenture must rely upon the procedures of the institutions having accounts with DTC to exercise or be entitled to any of the rights of a holder of a Debenture.

     DTC has advised the Company that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Purchaser), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

     Upon the original issuance by the Company of the Debentures represented by the Global Debenture, DTC credited, on its book-entry registration and transfer system, the respective principal amounts of the Debentures represented by the Global Debenture to the accounts of participants. Ownership of beneficial interests in the Global Debenture is limited to participants or persons that hold interests through participants. Ownership of beneficial interests in the Debentures represented by the Global Debenture is shown on, and the transfer of that ownership may be effected only through, records maintained by DTC (with respect to interests of participants in DTC), or by participants in DTC or persons that may hold interests through such participants (with respect to persons other than participants in DTC). A copy of the Notice of Transfer Pursuant to Registration Statement, which must be delivered to the Trustee by any Selling Debentureholder upon any sale of Debentures pursuant to this Prospectus, is set forth as Appendix A to the Prospectus. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Debenture.

     So long as DTC, or its nominee, is the registered owner of the Global Debenture, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Debentures represented by such Global Debenture for all purposes under the Indenture. Owners of beneficial interests in Debentures represented by the Global Debenture will be entitled to receive physical delivery of Debenture in definitive form as provided below under "Definitive Debentures."

     Payments of principal of and interest and premium, if any, on the Debentures represented by the Global Debentures registered in the name of DTC or its nominee will be made by the Company through the Trustee to DTC or its nominee, as the case may be, as the registered owner of the Global Debenture. None of the Company, the Trustee, the Paying Agent, the Conversion Agent or the Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that DTC, upon receipt of any payment of principal, premium or interest in respect of the Global Debenture, will immediately credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Debenture as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Debenture will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If DTC is at any time unwilling or unable to continue as depository of the Global Debenture and a successor depository is not appointed by the Company within 90 days, the Company will issue Debentures in fully registered, certificated form ("Definitive Debentures") in exchange for the Debentures represented by the Global Debenture. In addition, the Company may at any time and in its sole discretion determine not to have a Global Debenture, and, in such event, will issue Definitive Debentures in exchange for the Debentures represented by the Global Debenture.

AMENDMENT, SUPPLEMENT AND WAIVER

     Subject to certain exceptions, the Indenture or the Debentures may be amended or supplemented with the consent of the holders of at least a majority in principal amount of such then outstanding Debentures, and any existing default or compliance with any provision may be waived with the consent of the holders of a majority in principal amount of the then outstanding Debentures. Without the consent of any holder of the Debentures, the Company and the Trustee may amend or supplement the Indenture or the Debentures to cure any ambiguity, defect or inconsistency, to provide for uncertificated Debentures in addition to or in place of certificated Debentures, to provide for the assumption of the Company's obligations to holders of the Debentures in the case of a merger or acquisition, or to make any change that does not materially adversely affect the legal rights of any holder of the Debentures. Without the consent of each holder affected, the Company may not reduce the principal amount of Debentures the holders of which must consent to an amendment of the Indenture; reduce the rate or change the interest payment time of any Debenture; reduce the principal of or change the fixed maturity of any Debenture or alter the redemption provision with respect thereto; make any Debenture payable in money other than that stated in the Debenture; make any change in the provisions concerning waiver of Defaults or Events of Default by holders of the Debentures or rights of holders to receive payment of principal or interest; make any change that adversely affects the right to convert any Debenture; or make any change in the subordination provisions that adversely affects the rights of any holder.

CONCERNING THE TRUSTEE

     Bankers Trust Company is the Trustee under the Indenture. The Trustee is trustee under an indenture in respect of $100 million principal amount of 6 3/8% Convertible Subordinated Debentures Due 2002 issued by the Company in February 1994, which ranks pari passu with the Debentures.

     The holders of a majority in principal amount of the then outstanding Debentures have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debentures, unless they shall have offered to the Trustee security and indemnity satisfactory to it.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The Company is authorized to issue up to 60,000,000 shares of Common Stock, par value $1.00 per share, of which, at September 30, 1997, 21,890,568 shares were outstanding and 1,059,211 shares were held as treasury stock, up to 7,500,000 shares were reserved for issuance upon the conversion of the MARCS, 8,237,822 shares were reserved for issuance upon the conversion of the $143.75 million principal amount of outstanding Debentures, 3,686,457 shares were reserved for possible issuance upon the conversion of the Company's $95 million principal amount of outstanding 6 3/8% Convertible Subordinated Debentures due 2004, 1,955,416 shares were reserved for issuance upon conversion of the Company's $49.8 million principal amount of outstanding 6 3/8% Convertible Subordinated Debentures due 2002, 179,189 shares were reserved for issuance under the Company's Executive Compensation Program and 200,000 shares were reserved for issuance under the Company's Non-Employee Directors Stock Option Plan.

     The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders, and upon giving notice required by law, may cumulate their votes in elections of directors. Subject to preferences that may be applicable to any shares of Preferred Stock of the Company outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other security. The outstanding Common Stock is fully-paid and non-assessable.

     The Company's Articles of Incorporation include a "fair price" provision applicable to certain business combination transactions in which the Company may be involved. The provision requires that an Interested Shareholder (the holder of 10% or more of the Company's outstanding shares of Common Stock) not engage in certain specified transactions (e.g., mergers, sales of assets, dissolution and liquidation) unless one of three conditions is met: (i) a majority of the directors who are unaffiliated with the Interested Shareholder and were directors before the Interested Shareholder became an Interested Shareholder approve the transaction; (ii) holders of 80% or more of the outstanding shares of Common Stock approve the transaction; or (iii) the shareholders are all paid a "fair price," i.e., generally the higher of the fair market value of the shares or the same price as the price paid to shareholders in the transaction in which the Interested Shareholder acquired its block. By discouraging certain types of hostile takeover bids, the fair price provision may tend to insulate current management against the possibility of removal. The Company is not aware of any person or entity proposing or contemplating such a transaction.

     The transfer agent and registrar for the Company's Common Stock, which is listed on the New York Stock Exchange, is First Interstate Bank of Oregon, N.A., Portland, Oregon.

PREFERRED STOCK

     The Company is authorized to issue up to 10,000,000 shares of Preferred Stock, par value $1.00 per share, of which 7,077,833 shares of MARCS were issued in March 1996. The Board of Directors has the authority to determine the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences, redemption prices, sinking fund terms on any series of Preferred Stock, the number of shares constituting any such series and the designation thereof. Holders of Preferred Stock have no preemptive rights and have no rights to convert their Preferred Stock into any other securities. While series may be designated and Preferred Stock may be issued from time to time in the future, except upon exercise of the Rights (as described below), the Company has no present plans to issue any such shares of Preferred Stock.

MANDATORY ADJUSTABLE REDEEMABLE CONVERTIBLE SECURITIES (MARCS)

     Holders of the 7,077,833 outstanding shares of MARCS, who have no preemptive rights, are entitled to receive an annual cumulative cash dividend of $1.488 per share, payable quarterly. The shares of MARCS rank prior to the Common Stock as to payment of dividends and distribution of assets upon liquidation. The liquidation preference applicable to each share of MARCS is equal to the sum of $21.25, which was the per share price received by the Company upon the issuance thereof on March 13, 1996, plus the amount of accrued and unpaid dividends thereon.

     On March 15, 2000 (the "Mandatory Conversion Date"), unless either previously converted at the option of the holder or redeemed by the Company, each outstanding share of MARCS will mandatorily convert into (i) 1.111 shares of Common Stock, subject to adjustment in certain events, and (ii) the right to receive an amount in cash equal to all accrued and unpaid dividends thereon.

     Shares of MARCS are not redeemable prior to March 15, 1999. At any time and from time to time on and after March 15, 1999 until immediately prior to the Mandatory Conversion Date, the Company may redeem any or all of the outstanding shares of MARCS. Upon any such redemption, each holder will receive, in exchange for each share of MARCS, the greater of: (a) the number of shares of Common Stock equal to the sum of (i) $21.622, declining after March 15, 1999 to $21.25 until the Mandatory Conversion Date and (ii) all accrued and unpaid dividends thereon, divided by the current market price of the Common Stock (determined in accordance with the Certificate of Designations, Rights, Preferences and Limitations relating to the MARCS) on the applicable date of determination, or
(b) .826 of a share of Common Stock.

     At any time prior to the Mandatory Conversion Date, unless previously redeemed, each of the shares of MARCS is convertible at the option of the holder thereof into .826 of a share of Common Stock (equivalent to a conversion price of $25.713 per share of Common Stock), subject to adjustment in certain events. The number of shares of Common Stock a holder will receive upon redemption, and the value of the shares received upon conversion will vary depending on the market price of the Common Stock from time to time.

     The holders of shares of MARCS, which are listed on the New York Stock Exchange, have the right with the holders of Common Stock to vote in the election of directors and upon each other matter coming before any meeting of the holders of Common Stock on the basis of one vote for each share of MARCS held. The holders of shares of MARCS and the holders of Common Stock vote together as one class on such matters except as otherwise provided by law or by the Company's Articles of Incorporation.

     In the event that dividends on the shares of MARCS or any other series of Preferred Stock are in arrears and unpaid for six quarterly dividend periods, or if any other series of Preferred Stock is entitled for any other reason to exercise voting rights, separate from the Common Stock, to elect any directors of the Company ("Preferred Stock Directors"), the holders of the shares of MARCS (voting separately as a class with holders of all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable), with each share of MARCS entitled to one vote on this and other matters in which holders of Preferred Stock vote as a group, will be entitled to vote for the election of two directors, such directors to be in addition to the number of directors constituting the Board of Directors immediately before the accrual of such right. Such right, when vested, will continue until all dividends in arrears and payable on the shares of MARCS and such other series of Preferred Stock have been paid in full and the right of any other series of Preferred Stock to exercise voting rights, separate from the Common Stock, to elect Preferred Stock Directors of the Company terminates or has terminated, and, when so paid and any such termination occurs or has occurred, such right of the holders of the shares of MARCS will cease. The term of office of any director elected by the holders of the shares of MARCS and such other series of Preferred Stock will terminate on the earlier of (i) the next annual meeting of shareholders at which a successor has been elected and qualified or (ii) the termination of the right of holders of the shares of MARCS and such other series of Preferred Stock to elect Preferred Stock Directors.

SERIES A JUNIOR PREFERRED STOCK

     On May 24, 1989, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock to shareholders of record at the close of business on June 16, 1989. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at a purchase price of $100 in cash ("Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of May 24,

1989 (the "Rights Agreement"), between the Company and First Interstate Bank of Oregon, N.A., as Rights Agent. The Rights are not exercisable or detachable from the Common Stock until ten days after any person or group acquires 20% or more (or commences a tender offer for 30% or more) of the Company's Common Stock. If any person or group acquires 30% or more of the Company's Common Stock or acquires the Company in a merger or other business combination, each Right (other than those held by the acquiring person) will entitle the holder to purchase Preferred Stock of the Company or common stock of the acquiring company having a market value of approximately two times the $100 exercise price. The Rights expire on May 24, 1999, and can be redeemed by the Company at any time prior to their becoming exercisable. Shares of Common Stock issued prior to the expiration date of the Rights upon conversion of the Debentures will be accompanied by Rights.

                              PLAN OF DISTRIBUTION

     The Company, which received the proceeds from the original sale of the Debentures in October 1997, will not receive any of the proceeds from this offering. The Company has been advised by the Selling Debentureholders that the Selling Debentureholders may sell all or a portion of the Debentures or shares of Common Stock offered hereby from time to time directly by the Selling Debentureholders or, alternatively, through underwriters, broker-dealers or agents. Such Debentures may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales maybe effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Debentures may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-market, or (iv) through the writing of options. In connection with sales of the Debentures or otherwise, the Selling Debentureholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Debentures in the course of hedging the positions they assume. The Selling Debentureholders may also sell Debentures short and deliver Debentures to close out such short positions, or loan or pledge Debentures to broker-dealers that in turn may sell such Debentures. To the extent required, the aggregate principal amount of Debentures and/or number of shares of Common Stock to be sold, the names of the Selling Debentureholders, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Debentureholders from the sale of the Debentures and Common Stock offered by the Selling Debentureholders hereby will be the purchase price of such Debentures and shares of Common Stock less any broker's commissions.

     There is no assurance that the Selling Debentureholders will sell any or all of the Debentures or shares of Common Stock offered hereby.

     The Company has been advised by Lazard Freres & Co. LLC that it is presently making, and intends to continue making, a market in the Debentures; however, it is not obligated to do so and any such market making may be discontinued at any time. The Debentures have been designated as "PORTAL" securities eligible for quotation in the National Association of Securities Dealers PORTAL system. However, there can be no assurance that an active market for the Debentures will develop.

     In order to comply with the securities laws of certain states, if applicable, the Debentures and shares of Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Debentures may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Selling Debentureholders and any broker-dealers, agents or underwriters that participate with the Selling Debentureholders in the distribution of the Debentures or shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Debentures or shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Pursuant to certain rules under the Exchange Act, any person who participates in the offering of Debentures or shares of Common Stock made hereby in one or more transactions that are distinguished from ordinary trading transactions by the presence of special selling efforts and selling methods, may not simultaneously engage in market making activities with respect to either the Debentures or the Common Stock for a period of nine business days (two business days in the case of Common Stock) prior to the commencement of such offering. In addition, and without limiting the foregoing, each Selling Debentureholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of Debentures or shares of Common Stock by the Selling Debentureholders.

     The Company will pay all expenses incident to the offering and sale of the Debentures and Common Stock to the public other than underwriting discounts and selling commissions and fees. See "Selling Debentureholders."

                                 LEGAL MATTERS

     The legality of the securities offered hereby will be passed upon for the Company by Freedman, Levy, Kroll & Simonds, Washington, D.C.

                                    EXPERTS

     The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                                                      APPENDIX A

             NOTICE OF TRANSFER PURSUANT TO REGISTRATION STATEMENT

Bankers Trust Company
Four Albany Street, 4th Floor
New York, New York 10006

Attention: Corporate Trust and Agency Group

     Re: Coeur d'Alene Mines Corporation (the "Company") 7 1/4% Convertible
       Subordinated Debentures due 2005 (the "Securities")

Dear Sirs:

     Please be advised that                has transferred $          aggregate
principal amount of the above-referenced Securities pursuant to an effective
Registration Statement on Form S-3 (File No. 333-     ) filed by the Company.

     We hereby certify that the prospectus delivery requirements, if any, of the Securities Act of 1933, as amended, have been satisfied and that the above-named beneficial owner of the Securities is named as a "Selling Securityholder" in the
Prospectus dated December   , 1997 or in supplements thereto, and that the
aggregate principal amount of the Securities transferred are the Securities listed in such Prospectus opposite such owner's name.

Dated:
                                          Very truly yours,

                                          [NAME]

                                          By:
                                             ----------------------------
                                             (Authorized Signature)

================================================================================


     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING DEBENTUREHOLDER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Available Information.................     2
Incorporation of Certain Information
  by Reference........................     2
Prospectus Summary....................     3
Risk Factors..........................    10
The Company...........................    17
Price Range of Common Stock and
  Dividends...........................    23
Selected Consolidated Financial
  Data................................    24
Ratio of Earnings to Fixed Charges....    26
Selling Debentureholders..............    26
Description of Debentures.............    27
Description of Capital Stock..........    34
Plan of Distribution..................    36
Legal Matters.........................    37
Experts...............................    37
Appendix A............................    38

================================================================================

================================================================================

                                  $143,750,000

                           [COEUR D'ALENE MINES LOGO]

                            COEUR D'ALENE MINES CORP

                               7 1/4% CONVERTIBLE
                            SUBORDINATED DEBENTURES
                                    DUE 2005


                            ------------------------

                                   PROSPECTUS

                            ------------------------


                               December   , 1997

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses to be paid by the Registrant in connection with the securities being registered are as follows:

            SEC registration fee...................................   $ 43,560.61
            Printing expenses......................................     17,000.00
            Legal fees and expenses................................     75,000.00
            Accounting fees and expenses...........................     30,000.00
            Miscellaneous..........................................      4,439.39
                                                                      -----------
                 Total.............................................   $170,000.00
                                                                      ===========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Title 30, Section 30-1-5 of the Idaho Code and Article VI(b) of the Registrant's By-Laws, the Registrant's directors and officers may be indemnified against certain liabilities which they may incur in their capacities as such. The material terms of the indemnification provisions are indemnification (i) with respect to civil, criminal, administrative or investigative proceedings brought because the defendant is or was serving as an officer, director, employee or agent of the Company; (ii) for judgments, fines and amounts paid in settlement reasonably incurred; (iii) if the defendant acted in good faith and reasonably believed in the case of conduct in his official capacity that his conduct was in the best interests of the Company, and in all other cases that his conduct was at least not opposed to the best interests of the Company; and
(iv) if, with respect to a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Attorney's fees are included in such indemnification to the extent the indemnified party is successful on the merits in defense of the proceeding. If the foregoing criteria are met, indemnification also applies to a suit threatened or pending by the Company against the officer, director, employee or agent with respect to attorney's fees unless there is negligence on the part of the indemnified party. Indemnification is made only upon a determination by the Company that it is proper under the circumstances because the applicable standard is met. The determination shall be made by a majority vote of (i) a quorum of the board of directors consisting of those persons who are not parties to the proceeding; (ii) if such a quorum is not available, by independent legal counsel in writing; or (iii) by the shareholders. Generally, expenses for defense may be paid in advance of final disposition of the proceeding if the indemnified party provides a written affirmation of his good faith belief that he has met the relevant standard of conduct under the Idaho Code and further provides a written undertaking to repay such amounts if it is determined that the applicable standard has not been met. The Registrant also has an officers' and directors' liability insurance policy. This insurance policy contains a limit of liability of $10 million with a retention to the Company of $500,000, on a claims made basis. The policy covers claims against officers and directors for "wrongful acts" and also reimburses the Company to the extent the Company indemnifies officers and directors in accordance with applicable law and its by-laws. "Wrongful act" is defined to mean any breach of duty, neglect, error, misstatement, misleading statement, omission or act by the directors or officers of the Company in their respective capacities as such, or any matter claimed against them solely by reason of their status as directors or officers of the Company. The policy contains numerous exclusions of liability which are exceptions to coverage.

ITEM 16.  EXHIBITS.

 4      --    Form of Indenture, dated as of October 15, 1997, between the Registrant and
              Bankers Trust Company, as Trustee (incorporated herein by reference to Exhibit No.
              4 to the Registrant's Current Report on Form 8-K filed on October 16, 1997)
 5      --    Legal opinion, dated November 19, 1997, of Freedman, Levy, Kroll & Simonds regarding legality of securities offered
10      --    Registration Rights Agreement, dated as of October 15, 1997, between the
              Registrant and Lazard Freres & Co. LLC (incorporated herein by reference to
              Exhibit 10(b) to the Registrant's Current Report on Form 8-K filed on October 16,
              1997)
12      --    Statement re Computation of Ratios
23.1    --    Consent of Ernst & Young LLP
23.2    --    Consent of Freedman, Levy, Kroll & Simonds (included in Exhibit 5)
24      --    Power of Attorney (included on Page II-4 as part of the signature pages hereto)
26      --    Statement of Eligibility of Trustee on Form T-1

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (3) That, for purposes of determining liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Coeur d'Alene, Idaho, on the 18th day of November, 1997.

                                          COEUR D'ALENE MINES CORPORATION

                                          By:     /s/ DENNIS E. WHEELER
                                            ------------------------------------
                                                     Dennis E. Wheeler
                                                   Chairman of the Board,
                                               President and Chief Executive
                                                           Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints DENNIS E. WHEELER, JAMES A. SABALA and WILLIAM F. BOYD his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment thereto has been signed below by the following persons in the capacities and on the dates indicated:

             SIGNATURE                                  TITLE                          DATE
-----------------------------------     -------------------------------------   ------------------

       /s/ DENNIS E. WHEELER            Chairman of the Board of Directors,      November 18, 1997
-----------------------------------     President, Chief Executive Officer
         DENNIS E. WHEELER              and Director (Principal Executive
                                        Officer)

        /s/ JAMES A. SABALA             Senior Vice President, Chief             November 18, 1997
-----------------------------------     Financial Officer, Treasurer and
          JAMES A. SABALA               Director (Principal Financial and
                                        Accounting Officer)

        /s/ CECIL D. ANDRUS             Director                                 November 18, 1997
-----------------------------------
          CECIL D. ANDRUS

       /s/ JOSEPH C. BENNETT            Director                                 November 18, 1997
-----------------------------------
         JOSEPH C. BENNETT

        /s/ JAMES J. CURRAN             Director                                 November 18, 1997
-----------------------------------
          JAMES J. CURRAN

       /s/ JEFFREY T. GRADE             Director                                 November 18, 1997
-----------------------------------
         JEFFREY T. GRADE

       /s/ DUANE B. HAGADONE            Director                                 November 18, 1997
-----------------------------------
         DUANE B. HAGADONE

       /s/ JAMES A. MCCLURE             Director                                 November 18, 1997
-----------------------------------
         JAMES A. MCCLURE

                                 EXHIBIT INDEX

EXHIBIT
  NO.
-------
   4       --    Form of Indenture, dated as of October 15, 1997, between the Registrant and
                 Bankers Trust Company, as Trustee (incorporated herein by reference to Exhibit
                 No. 4 to the Registrant's Current Report on Form 8-K filed on October 16, 1997)
   5       --    Legal opinion, dated November 19, 1997, of Freedman, Levy, Kroll & Simonds regarding legality of securities offered
  10       --    Registration Rights Agreement, dated as of October 15, 1997, between the
                 Registrant and Lazard Freres & Co. LLC (incorporated herein by reference to
                 Exhibit 10(b) to the Registrant's Current Report on Form 8-K filed on October
                 16, 1997)
  12       --    Statement re Computation of Ratios
  23.1     --    Consent of Ernst & Young LLP
  23.2     --    Consent of Freedman, Levy, Kroll & Simonds (included in Exhibit 5)
  24       --    Power of Attorney (included on Page II-4 as part of the signature pages hereto)
  26       --    Statement of Eligibility of Trustee on Form T-1